BIOPHAN TECHNOLOGIES, INC



2005 Annual Report

Visionary medical technology

We believe that the path to improved healthcare is through targeted innovation — improving existing medical devices and rethinking the way that medical procedures are performed.



Biophan. Delivering visionary medical technology.

Message to Shareholders


Michael L. Weiner


Guenter H. Jaensch

This year has been more exciting and eventful for Biophan than any previous year. We are in a period of significant growth, and we will continue to forge ahead with plans for continued progress this year, and in the years to come.

We have completed the acquisition of aMRIs, which is now Biophan Europe GmbH. This acquisition provides us with a subsidiary in Europe to expand our research, development and testing capabilities, as well as to provide us with a sales and marketing presence in Europe. The acquisition also gives Biophan the exclusive license to a suite of important patents covering the use of resonant circuits to enable magnetic resonance imaging (MRI) visualization of plaque and obstructions within devices such as stents and vena cava filters.

We welcome the talents of Dr. Michael Friebe, Chief Executive Officer of Biophan Europe, and Dr. Andreas Melzer, Chief Technical Officer of Biophan Europe and inventor of the resonant circuit patents, to the Biophan management team. They are providing vital support of our ongoing efforts in the area of MRI safety and image compatibility of medical devices. Dr. Friebe has joined the Biophan Board of Directors, and Dr. Melzer has joined the Biophan Scientific Advisory Board, where he has significantly increased its activities and scope.

We have expanded our staff and our scientific advisory board to devote more resources to our technical development programs, and we have cultivated additional relationships with world-class research facilities such as the National Aeronautics and Space Administration (NASA) Ames Research facility, the Aachen Resonance company in Germany, and other research organizations.

The number of full time employees has grown by more than 50% over the last year, and we have grown our executive management team with the addition of John Lanzafame as Vice President, Business Development and President of our Nanolution drug delivery division.

We have greatly broadened our technology base, more than doubling the number of US patents in our patent portfolio from 60 to 127 in the last year, and we now have 46 issued and pending international patents. The number of issued US patents has increased from 9 to 37. We expect these numbers to continue to grow.

We have announced the signing of a term sheet with Boston Scientific, which is in contract finalization, and which we anticipate generating more than adequate capital to list on a major stock exchange. This relationship further validates our technologies for MRI safety and image compatibility, while also moving us one step closer to our goal of Biophan technologies reaching the market.

We believe that this license agreement, which is expected to cover a mix of both exclusive and non-exclusive product categories, will accelerate the process of reaching agreements with other companies.

We have expanded the base of technologies we are developing, to reach even broader markets with the potential for significant future revenue streams for Biophan. Our announcement of initiatives in our Nanolution division to develop technologies to provide improved drug delivery using novel nanomaterials will allow Biophan to participate in the $40 billion* drug delivery market. We also acquired the exclusive, worldwide medical rights to distribute the MRI safe Squiggle® motor.

We have increased our media visibility significantly this year, including coverage in the *New York Times*, *BusinessWeek*, *CBS News*, *CBS MarketWatch*, *Fortune Small Business*, *WGN Cable Television*, the *Forbes/Wolfe Nano report*, *Red Herring*, *Business 2.0*, and other publications, including many in the German media. We have also attended and presented at several important industry conferences, both business and scientific. We have redesigned our corporate identity, including our company logo and our marketing materials, to clarify our message to our shareholders and customers.

All of this growth has been rewarded in the markets with a significant increase in the value of our company, as the stock price has grown from the $1.00 range to approaching $3.00.

The Biophan team greatly appreciates the continued confidence and support of you, our shareholders, who have helped us achieve this substantial growth over the past year.



Michael L. Weiner
President and CEO



Guenter H. Jaensch
Chairman of the Board

*As projected by Frost & Sullivan



Curiosity

Curiosity is a fundamental part of our culture. Biophan's curiosity is expressed through an ongoing cycle of "explore, discover, deliver".

Agility

Biophan has the ability to forge ahead toward our goals, but even more importantly – we have the agility to change course swiftly and pursue new paths to reach our goals.



Corporate Mission

Biophan is a technology development company with a strong market focus, whose mission is to deliver visionary medical technology to the medical device industry.

Biophan's business model is to develop technologies that enable improved medical devices, and to bring these technologies to the market through strategic partnerships with leading medical device manufacturers.

Biophan's technologies include methods for improving the safety and image compatibility of medical devices with MRI. Biophan's other development areas include additional MRI-related technologies such as an MRI compatible ceramic motor (the Squiggle®) and novel MRI contrast agents, as well as novel nanomaterials to provide advantaged drug delivery and drug elution from medical devices.

Share Price History

Biophan has had an exciting year, and progress made towards our corporate goals has been reflected in the positive moves in our share price. The graph below indicates the Biophan share price for the last fiscal year plus the first three months of our 2006 fiscal year, showing strong growth in the stock price and roughly a doubling of the share price over the last 15 months.


OTC: BIPH
BIPH Daily
5/31/05
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
05
Feb
Mar
Apr
May

Biophan and Subsidiaries

Biophan's broad technology platform was developed through a network of relationships with other companies, which enables Biophan to take advantage of an extremely broad array of talent for a company at this stage of development. In addition, Biophan is poised to take even greater advantage of these relationships due to the equity positions it has taken in various related organizations.


Biophan Technologies, Inc.
Minority investment
Majority owned
Majority owned
Wholly owned
TE Bio, LLC
Biothermal power supply
Biophan Europe GmbH
MRI image compatibility
New Scale Technologies
Ceramic Squiggle® motor
Nanolution, LLC
Drug elution / delivery



Confidence

We are young
and still growing,
but we have the
confidence to
achieve great
things.





Competence

Biophan's experienced leadership has the capability to continue to grow the company, with equal competence in science and business.

Management Team

Michael L. Weiner

PRESIDENT AND CEO



Mr. Weiner has been CEO of Biophan Technologies, Inc. since co-founding the company in December, 2000, with Wilson Greatbatch, the inventor of the first successful implantable cardiac pacemaker. Mr. Weiner began his career at Xerox Corporation in 1975, where he served in a variety of capacities in sales and marketing. In 1985, Mr. Weiner founded Microlytics, a Xerox spin-off company which developed technology from the Xerox Palo Alto Research Center, including the award winning Word Finder thesaurus which was licensed to over 150 companies including Apple, Microsoft, and Sony. In 1993, he co-founded TextWise and in 1995, he co-founded and served as CEO of Manning & Napier Information Services (MNIS). He held this position until 1999, when he founded Technology Innovations, LLC, to develop intellectual property assets. In 2000, Technology Innovations created a subsidiary, Biomed Solutions, LLC, to pursue biomedical and nanotechnology opportunities, investing in early stage innovations which generate new ventures and/or licenses. These companies are holding companies for intellectual property assets and equities in other ventures. Mr. Weiner serves on several boards in addition to Biophan, including Biomed Solutions, LLC; Technology Innovations, LLC; Speech Compression Technologies, LP; Nanoset, LLC; MYOTECH, LLC; TE-Bio, LLC; OncoVista, Inc.; and NaturalNano, Inc. These companies were all founded or co-founded by Mr. Weiner.

Robert J. Wood

CHIEF FINANCIAL OFFICER

Mr. Wood is a Certified Public Accountant with extensive experience in public accounting and business consulting. Mr. Wood holds a Bachelor degree in Accounting from St. John Fisher College. He began his career at Price Waterhouse & Co in 1962. From 1973 to 2000, he was consecutively



owner/partner of Metzger, Wood & Sokolski, CPAs; Mengel, Metzger, Barr & Co., LLP; and Wood & Company, CPAs, PC. In December 2000, his practice was acquired by a regional CPA firm and he was engaged as a consultant until joining Biophan as full-time Chief Financial Officer in January 2001.

Stuart G. MacDonald

VICE PRESIDENT, RESEARCH AND DEVELOPMENT

Mr. MacDonald is experienced in research and development with a broad engineering and science background, emphasizing a systems approach to developing complex technology. Mr. MacDonald has a B.S. in Mechanical Engineering and a Master of Engineering degree from Cornell University. He worked at Eastman Kodak Company from 1971 to 1994, rising to the position of Assistant Director, Clinical Diagnostic Research Labs. From 1995 through 2000, MacDonald was employed at Ortho-Clinical Diagnostics, a Johnson & Johnson company, ultimately holding the position of Vice President, Clinical



Lab Instrumentation R&D. He was responsible for overall management of the R&D group, including personnel, administration, and financial performance. Mr. MacDonald is a New York State Professional Engineer, and has been employed by Biophan as Vice-President of Research and Development since 2001.

Jeffrey L. Helfer

VICE PRESIDENT, ENGINEERING



Mr. Helfer has twenty-eight years of experience in new product and technology development, systems management, new business development, and regulatory affairs. He holds a B.S. from Rochester Institute of Technology and an M.S.

Management Team

from the University of Rochester, both in Mechanical Engineering. Mr. Helfer served in a number of positions at Eastman Kodak Company until 1994, and worked at Ortho-Clinical Diagnostics, a Johnson & Johnson company, from 1994 to 2001. Mr. Helfer held a variety of positions in regulatory affairs, engineering and new business development, culminating with the position of program director for Ortho-Clinical Diagnostics' Product Development and Program Management Center of Excellence, where he was responsible for systems management of next-generation clinical chemistry platforms. Mr. Helfer is a Johnson & Johnson certified Design for Six Sigma Black Belt and a New York State Professional Engineer, and has been employed by Biophan as Vice President of Engineering since 2001.

John F. Lanzafame

VICE PRESIDENT, BUSINESS DEVELOPMENT



Mr. Lanzafame has fifteen years experience in the medical device industry, with a combination of technical management and business development expertise. He holds a Bachelor degree in Chemical Engineering and a Master degree in Industrial Engineering Management. Until 2004, Mr. Lanzafame was employed by STS Biopolymers, Inc., a privately held medical device company that marketed high performance polymer-based coatings for the medical device industry, including drug eluting surfaces for devices such as coronary stents and indwelling catheters. Mr. Lanzafame held a variety of positions, including management positions in research, product development, and sales and marketing, ultimately assuming the position of President of STS Biopolymers beginning in 2003. In 2004, Mr. Lanzafame left STS Biopolymers following sale of the company to Angiotech Pharmaceuticals, and currently serves as Vice President, Business Development, for Biophan and President of Nanolution, LLC, a wholly owned subsidiary of Biophan focused on drug delivery and drug elution.

Biophan Europe GmbH Management

Michael Friebe, PhD

PRESIDENT AND CHIEF EXECUTIVE OFFICER OF BIOPHAN EUROPE GMBH

Dr. Friebe is an experienced executive and MRI scientist, with a broad background in business development in MRI-related companies. He holds degrees in Electrical Engineering from the University of Stuttgart in Germany, and a PhD in medical engineering from the University of Witten in Germany, in addition to a Master degree in Management from Golden Gate University in San Francisco. Dr. Friebe was the founder of Neuromed AG and the president of UMS Neuromed, which operated mobile MRI, CT and PET systems in a number of European countries. He is currently Chief Executive Officer and President of Biophan Europe GmbH as well as Tomovation GmbH, a German company that owns and operates imaging centers in Germany. Dr. Friebe is also a member of the Biophan board of directors, as well as a member of the board of directors of INTRAOPMEDICAL, Inc., in Santa Clara, California.

Andreas Melzer, MD

CHIEF TECHNOLOGY OFFICER OF BIOPHAN EUROPE GMBH

Dr. Melzer provides a strong medical perspective to the Biophan management team. He has co-invented more than 30 patents and has authored over 150 publications, and remains a part-time interventional radiologist at the Department of Diagnostic and Interventional Radiology at St. Mary's Hospital Buer in Gelsenkirchen, Germany. In addition to his position as CTO of Biophan Europe GmbH, and his role on the scientific advisory board for Biophan, Dr. Melzer is a professor of applied biomedical engineering, Director and Chairman of the Board at the Institute for Medical Technologies and Management in Medicine INSITE at the University of Applied Sciences in Gelsenkirchen, Germany. Dr. Melzer is engaged as co-organizer, chairman, and invited speaker for various medical conferences, and is a board member of several medical societies and professional committees.

Vision

Biophan sees things differently, discovering exciting opportunities where other companies miss the mark.



Products and Technologies

Biophan is developing multiple technologies to ensure the safety of medical devices when used with MRI.

Technologies for Improved MRI Safety

Devices that are currently contraindicated for use with MRI include pacemakers, implantable cardiac defibrillators, neurostimulators and many conventional diagnostic guidewires. Different devices have different requirements, so Biophan is developing a range of solutions to help address the compatibility of all of these devices. These technologies include:

Lead design. One of the least disruptive approaches being developed by Biophan is the use of customized lead designs. The heating and induced voltages generated in these devices are due to the device acting as an antenna for the energy produced in the MRI machine. Use of patented 'anti-antenna' geometries in the devices can reduce heating and induced voltages with minimal changes in the profile or design of the device.

Filters. Incorporating radio frequency filters near the distal tip of a device, such as a pacemaker lead or guidewire, can significantly reduce or eliminate the MRI induced heating.

Nanomagnetic coatings. Biophan holds broad intellectual property for nanomagnetic coatings that can be used to provide shielding and to provide an effective filter in the form of a thin film coating, to incorporate the effect of an RF filter with less impact on the profile of the device.

Photonics. Biophan has developed a photonic pacemaker lead, which is inherently safe due to its unique design. By replacing the conductive length of the conventional pacemaker lead with a non-conductive fiber optic lead, no heat or current can be produced in the device.

MRI Safety Testing

One key requirement in developing devices that are truly MRI safe and compatible is to develop testing protocols that reveal the MRI compatibility of the devices, and which will be acceptable to all key regulatory agencies. For this reason, Biophan has devoted significant resources to improving the state of knowledge regarding MRI safety testing, and will continue to work with the industry to develop protocols that will enable the removal of MRI contraindications once solutions, such as those developed by Biophan, have been implemented.

Testing variables

One of the key factors affecting the temperature generated by a device is the location of the patient and device within the MRI tube. As seen in Figure 1, moving the pacemaker lead as little as 3 to 4.3 inches within the MRI tube results in an increase in lead temperature of over 10 degrees Celsius, enough to cause significant tissue damage to a patient. The location of the patient within the MRI tube can therefore have a significant effect on generated heat and devices must be tested at all clinically relevant positions to truly demonstrate MRI safety.

Another key parameter that has a significant effect on MRI safety testing is the type of temperature probe used. Figure 2 contains data that Biophan has collected with two different temperature probe designs, both of which are acceptable according to the ASTM standard for MRI testing*. Probe type #1 has the sensor at the very tip of the probe, whereas with probe type #2, the actual sensor is offset by about 0.5 mm from the tip. As the data indicate, the type of probe selected can result in temperature differences of 8 or more degrees Celsius, under identical, physiologically-correct test conditions. Incorrect probe selection can result in incorrectly missing the maximum generated temperature increase, causing a device to appear to meet safety specifications, when it actually does not.



Temperature (C)
40
35
30
25
20
Lead shifted 11 cms (4.3 inches)
Lead shifted 7.5 cms (3 inches)
Conventional lead placement
0
30
60
90
120
150
180
Time (sec)

Figure 1 – Effect of location in MRI tube



Temperature (C)
40
35
30
25
20
Probe type #1
Probe type #2
0
15
30
45
60
75
90
105
120
Time (sec)

Figure 2 – Effect of temperature probe type

Placement of temperature probe

The location of placement of the temperature probe on the device can also be a significant source of temperature measurement variability. Figure 3 shows the results of computer modeling of the temperature profile around the tip of an actively fixated pacemaker lead. This temperature profile shows clearly that the location of placement of the temperature probe near the distal tip of the device can result in temperature differences of up to 10 degrees Celsius. Biophan has confirmed that sub-millimeter changes in temperature probe location can result in a significant effect on the measured temperature increase.

Biophan is committed to working with medical device manufacturers to ensure that the testing that is performed is adequate to validate the MRI safety of devices, taking into account the worst case, clinically relevant conditions, to ensure that devices are safe for the patients that receive them.



Temp (C)

Figure 3 – Temperature profile from computer modeling of MRI-induced lead heating

*ASTM F 2182-02 "Standard Test Method for Measurement of Radio Frequency Induced Heating Near Passive Implants During Magnetic Resonance Imaging".

Products and Technologies

If a device interferes with an MRI image, it can reduce the effectiveness of performing an MRI to gather diagnostic information. Two significant examples are stents and vena cava filters. Both of these devices are MRI safe, but cannot be effectively imaged using MRI.

MRI Image Compatibility

Stents

The image at the top on the right shows two standard vascular stents, imaged under MRI. Both create a significant image artifact, preventing the physician from seeing the critical area in and immediately adjacent to the stent. The second image down on the right is an MRI image of a stent incorporating Biophan's resonator technology, developed by aMRIs (now Biophan Europe). This technology allows accurate imaging of a blood clot within the stent and could be used to investigate restenosis using a noninvasive MRI procedure. Currently, accurate measurement of restenosis within a stent requires a complex and invasive catheterization procedure, for angiography or intravenous ultrasound measurement. Both current alternatives are much more costly and dangerous to the patient than a simple, noninvasive MRI scan.



MRI images of standard stents



MRI image of Biophan resonator stent

Vena Cava Filter

The image below shows an MRI image of a standard vena cava filter, demonstrating the image disruption seen and the inability to visualize within the filter. The image at the far right shows a vena cava filter incorporating the Biophan aMRIs resonator technology. With the Biophan technology, a phantom with simulated blood clot material can be effectively imaged within the filter using MRI. The ability to effectively visualize allows for a simple determination of the degree of clotting within the filter, and allows the physician to determine when it is safe to remove the filter. More accurate information will lead to better diagnoses and safer procedures for patients.



MRI image of standard vena cava filter with inset view of actual filter



MRI image of Biophan resonator vena cava filter with inset view of simulated blood clot material.

Products and Technologies

Biophan is currently working to develop novel MRI contrast agents based upon nanomagnetic particle technology that is being cooperatively developed between Biophan and Biophan's research partner, Nanoset.

Nanoview™ MRI Contrast Agent

The current MRI contrast agent market is served by materials (including gadolinium and super paramagnetic iron oxide particles) which provide enhanced MRI images, but which are limited to highlighting a specific area in the body. The novel nanomagnetic materials that Biophan is developing will allow unique signals to be transmitted, allowing an MRI using Biophan's Nanoview contrast agent to differentiate between different structures, such as to identify a cyst from a tumor. These materials will allow physicians to gather more information from a single MRI scan, improving the diagnostic capabilities of MRI.

In 2004, Biophan announced the formation of the Nanolution drug delivery division, focused on taking advantage of unique nanomaterials for the purposes of controlled drug delivery and drug elution from medical device surfaces.

Drug Delivery

Biophan, through its Nanolution division, is currently developing novel nanomagnetic particles that provide the capability for active drug delivery and drug elution.

Current drug elution technologies are passive — a device is loaded with a drug which is released over time from a polymer coating by simple diffusion. The technology that Biophan is developing would allow for active drug elution, under the control of a physician, to tailor elution to the specific requirements of individual patients and to accurately treat complications that may arise in some patients and not others.

While Biophan is still in the early stages of developing this technology, customized medicine holds great promise for improving the standards of care in the industry. Biophan believes that this technology will bring unique benefits to the $40 billion drug delivery market.

Products and Technologies

In 2004, Biophan exclusively licensed all medical rights to this cost-effective, powerful, reliable and MRI compatible linear actuator for medical devices and positioning equipment.


squiggle®
MOTORS

The ceramic Squiggle motor is a revolutionary linear actuator that sets a new benchmark for small size and high performance. Tiny Squiggle ceramic motors provide unmatched precision, speed and efficiency. Squiggle ceramic motors can be used in medical devices such as precise liquid dosing systems and drug pumps. They can also be used to create superior nanopositioning tools and highly miniaturized products.


S

One of the truly unique aspects of the Squiggle motor is that, since it can be produced entirely out of non-magnetic components, the Squiggle motor is inherently MRI safe and can be operated safely in an MRI environment.

The Squiggle motor uses ultrasonic vibrations to directly rotate a threaded shaft. The ultrasonic vibrations are created by piezoelectric ceramic actuators which change shape when electrically excited. The device is driven at an ultrasonic frequency, causing the nuts to vibrate around the screw and rotate the shaft, resulting in linear movement.

The Squiggle motor is a patent-protected design with just a few parts, and replaces conventional electromagnetic motors (magnets, coils, solenoids, etc.) that have over a hundred parts. Biophan Technologies, Inc. is the exclusive distributor of the Squiggle motor (manufactured by New Scale Technologies, Inc.) and related components to medical device manufacturers worldwide.


squiggle™

Stall force
Five Newtons
Resolution
20 nanometers
Speed Range
1 μm per second to 2 mm per second
Quiet operation

Squiggle Features	Squiggle Benefits
Piezoelectric actuator generates powerful ultrasonic vibrations	• Tiny assembly with high force and speed • Quiet operation • Simple and robust • Compatible with vacuum and cryogenics • No magnetic fields, no ferromagnetic materials
The screw and nut are the motor	• Thread friction drives motion—no parasitic drag • Zero backlash with high stiffness • Nanometer resolution and high force • Smooth velocity at microscopic speeds • Off-power hold • Very small diameter • Screw can be manually rotated
Digitally controlled ultrasonic drive electronics	• Computer control • Very low power, small size • High efficiency • Precise control of step size and velocity

Products and Technologies

Pacemakers, ICDs, drug pumps, & neurostimulators represent a progression in device sophistication that will continue to accelerate. These systems share one shortcoming – the need for a reliable electrical power source that does not require periodic surgical removal and replacement.

Biothermal Power Supply

Lithium batteries used in pacemakers have a useful life of 5–7 years; ICDs, drug pumps, and neurostimulators have much shorter replacement intervals, due to higher power drain.

Biophan is currently working to develop a biothermal power source, capable of generating electricity from waste body heat. This device would be implanted in the body and provide power for these advanced device implants. Biophan's biothermal power source promises:

- at least twice the service life compared with existing batteries;
- reliable power generation throughout the service life;
- reduced life-cycle costs, including the costs and risks of surgical procedures required for conventional battery replacement;
- reduction or elimination of potentially toxic materials found in conventional batteries.

The Biophan biothermal power source is made possible by the "Seebeck effect", which allows electrical energy to be generated by heat crossing an array of n-type and p-type elements of a specialized semiconductor. Biophan materials benefit from a proprietary method for matching the size, shape, and number of n-type and p-type elements to the specific power application and can develop power well in excess of that needed by a pacemaker, despite relatively low temperature differentials. The physical size of a Biophan power module will be comparable to a traditional lithium battery used in today's pacemakers.

Biophan is currently supporting an initiative at the NASA Ames Research facility to develop advanced thermoelectric materials to aid in the development of this technology. The space agency sees future benefit in applications relating to astronaut biosensors.


BIOPHAN
TECHNOLOGIES, INC.


n-type semiconductor towers
Heat absorbed (cold side)
p-type semiconductor towers
3mm
Conductor
Positive (+)
Ceramic substrate
Negative (–)
Heat rejected (hot side)

Intellectual Property

As of May 2005, Biophan and its licensors held a total of 127 US patents, licenses, or applications.

This total includes 37 issued US patents, 8 recently-allowed applications that will issue as patents in the near future, and 82 pending applications at various stages of examination at the US Patent and Trademark Office. Biophan also holds 46 international counterpart patents or applications. Approximately half of the US patents and applications have been developed internally and are assigned directly to Biophan; the other half are licensed from universities and other companies, including Nanoset LLC.

These patents cover technologies including nanotechnology (nanomagnetic particle coatings), polymer composites, radio frequency filters, implantable device lead designs, stent and vena cava filter designs, thermoelectric devices generating power from body heat, and implantable photonic designs for transmitting power and information. Most of these technologies will be applied to implantable devices in order to reduce health risks and improve image quality when a patient with such a device is exposed to energies associated with MRI imaging, thus eventually permitting the contraindication against MRI for patients with these implants to be lifted. In addition, a few of these patents address improvements to the power efficiency and performance of implantable devices such as pacemakers, implantable cardioverter defibrillators, and implantable drug pumps.

Biophan's intent is to develop these technologies, to license the associated patents to established medical device companies, and to support their work in bringing their improved products to market. Biophan is aggressive in pursuing patent protection for its technologies and in acquiring licenses to patents that complement and reinforce its internally developed portfolio.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 1 3 2005
WASH. D.C.
198
SECTION

FORM 10-KSB

(Mark One)

[X] Annual Report Under Section 13 or 15(d) of The Securities Exchange Act of 1934
For the fiscal year ended February 28, 2005.

or

[ ] Transition Report Under Section 13 or 15(d) of The Securities Exchange Act of 1934
For the transition period from ________to__________.

Commission File Number 0-26057

BIOPHAN TECHNOLOGIES, INC.

(Name of small business issuer in its charter)

Nevada	**82-0507874**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
150 Lucius Gordon Drive, Suite 215 West Henrietta, New York	**14586**
(Address of principal executive offices)	(Zip code)

(585) 214-2441

Issuer's telephone number

Securities registered under Section 12(b) of the Exchange Act: None

Securities under Section 12(g) of the Exchange Act: Common Stock, $.005 par value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

The issuer had no revenues for its most recent fiscal year ended February 28, 2005.

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the average bid and asked price of such common equity, as of May 25, 2005 was $161,159,973.

The number of outstanding shares of the registrant's Common Stock, $.005 par value, as of May 25, 2005 was 74,471,997 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Not applicable

Transitional Small Business Disclosure Format: Yes [ ] No [X]

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-KSB contains statements that are considered forward-looking statements. Forward-looking statements give the Company's current expectations and forecasts of future events. All statements other than statements of current or historical fact contained in this annual report, including statements regarding the Company's future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The words "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "plan," and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. These statements are based on the Company's current plans, and the Company's actual future activities and results of operations may be materially different from those set forth in the forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. Any or all of the forward-looking statements in this annual report may turn out to be inaccurate. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. The forward-looking statements can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and assumptions. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events occurring after the date hereof. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained in this annual report.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

COMPANY BUSINESS

The Company is a technology development company with a strong market focus. We solve real-world technical challenges and limitations facing the medical device industry and, when selecting a specific market opportunity to address, generate a wide range of potential technical solutions. Each of the technical solutions that we pursue is protected by intellectual property to ensure that solutions have the capability of being effectively marketed by the Company. Whenever possible, we attempt to create and patent multiple solutions for any given technology challenge.

Our multiple solutions for stent imaging and for pacemaker safety are examples of this approach. These solutions allow us to offer a large manufacturer an opportunity for a sustainable competitive product advantage, making it much more attractive for the manufacturer to make the necessary investments in product development, regulatory approvals, and marketing; as well as pay appropriate compensation to the Company for access to the technology.

This approach has resulted in the development of a range of core technologies within the Company, and our presence in a number of different, but closely related, segments of the medical device market. We are aggressive in our development and defense of our intellectual property assets and have an intellectual property portfolio several times the size of many comparably sized companies.

Over the past year, we have been acquiring and developing:

- Technology to improve vascular stents so they can be imaged with MRI to detect the presence of restenosis (blockage) after implantation;

- Technology to enable the development of an MRI visible vena cava filter, which allows MR imaging of blood clots that may be present prior to removal of the device;

- Technology to enhance the MRI safety and MRI image compatibility of pacemakers, defibrillators, neurostimulators, pain control devices, drug pumps, and virtually any implanted or interventional device which has elongated metal leads or metal components;

- Technologies to improve MRI contrast agents;
- Markets for our MRI safe and image compatible ceramic motor, the Squiggle™ motor;
- A system for generating power for implantable devices from body heat, in cooperation with NASA; and
- Technology to improve drug elution and drug delivery systems, including providing "active release" using non-invasive or minimally invasive activation.

Over the past five years, our work in these technology areas, including development and accumulation of intellectual property, has allowed us to demonstrate working solutions for many of the critical MRI safety and imaging limitations associated with both implantable and interventional medical devices. Over $12 billion worth of medical devices ship each year with these technical limitations. We are continually demonstrating these solutions with medical device manufacturers and are at various stages of discussion and contract negotiation on the deployment of these solutions into existing and new generations of medical devices.

TECHNICAL TERMINOLOGY

A brief description of the terms used to describe our technologies may be helpful and is presented below.

- The term "MRI safe" refers to a situation in which MRI testing will cause no harm to the patient or to any implantable or interventional device within them.
- The term "MRI compatible" refers to a situation in which image interference is minor, and the resulting MRI image is useful in diagnosing the patient's state of health.
- The term "active" refers to an implantable device or surgical implement that uses optical, electrical and/or other energy to sense or transmit information and/or modify or treat diseased tissue. Examples include pacemakers and related devices, catheter imaging devices, and drug pumps, all of which may be affected during MRI.
- The term "passive" refers to an implantable device or surgical implement that does not transmit information but serves to move, secure or modify tissue or another device, and does so via its mechanical action or presence only.
- Carbon composite materials consist of ultra-fine whiskers of carbon dispersed in a plastic material. The resulting material has the ability to absorb and/or reflect electromagnetic energy at frequencies that relate to the size of the whiskers. This material can be extruded and molded to make components.
- Nanomagnetic materials consist of ultra-fine particles of magnetic material (such as iron) embedded in a non-conducting material. These particles are so small that they behave differently than they would in a continuous layer or solid. The choice of magnetic and ceramic materials, particle sizes, and layer thickness permit "tuning" the nanomagnetic layer to reflect and/or absorb specific frequencies of energy. They are also so thin that they can flex without breaking and are extremely tough.
- Filtering technology that essentially blocks unwanted induced currents at both ends of a catheter or other device.

PRODUCTS AND TECHNOLOGIES

Stents and Vena Cava Filters

Stents are one of the fastest growing and most profitable technologies in the medical device arena. Drug eluting stents have been extremely successful in the market as a result of their ability to reduce restenosis that can occur after a stent is placed. Diagnosing restenosis currently requires an interventional medical procedure, which is usually done under fluoroscopy, combined with the administration of dyes, which can result in an allergic reaction. These procedures allow determination of stent blockage, but they do not permit imaging inside the stent.

Currently marketed stents cannot be imaged non-invasively using MRI due to a blockage of signals caused by the Faraday Cage effect, in which the stent blocks transmission of radio frequency (RF) fields necessary for imaging with MRI. Biophan has developed a series of solutions to this problem by modifying the stent structure, by adding a secondary structure or by applying a coating to the stent. In either case, the modification should not affect the physical performance of the stent but will permit imaging of the stent interior.

Biophan has, through both internal development and acquisition, acquired a broad range of issued and pending patents protecting these technologies, including thin film and thick film coatings that generate a resonant circuit to overcome the Faraday Cage effect. These technology solutions are also applicable to other medical devices, including vena cava filters, heart valves and many other types of implantable devices.

Pacemakers, Defibrillators and Neurostimulators

We have successfully demonstrated effective solutions for making devices safe for use with MRI, which apply to a number of devices which currently are contraindicated for use with MRI, such as pacemakers, defibrillators and neurostimulators, guidewires and catheters. Many of these devices can experience unsafe heating in an MRI field, and can experience induced voltages which also presents a safety concern. Today, approximately 3 million people have devices that cause them to be denied access to MRI when needed, due to safety concerns and FDA contraindications. Our technologies are designed to enable the manufacture of devices that are safe for use with MRI, in order to eliminate the need to deny future device recipients access to MRI.

Additionally, there is an evolving multi-billion dollar field of medicine known as minimally invasive surgery, which uses devices such as guidewires and catheters to perform many procedures that previously required very invasive surgery. Many procedures are now done in catheter labs equipped with X-ray or fluoroscopy for imaging and guiding the procedures. X-ray and fluoroscopy do not offer the advantages of soft tissue visualization nor the absence of ionizing radiation provided by MRI. Currently, the combined problems of device safety and image compatibility of these devices in MRI have limited the use of MRI in this rapidly growing area of medicine.

The desire and need for MRI is demonstrated by the advent of combined interventional labs, which integrate X-ray devices for guiding devices into the body, and MRI machines for evaluating progress and observing tissue and results. These new operating theaters require the patients to be moved back and forth on a conveyor belt-like system between the imaging devices and represents an expensive and inconvenient solution to the limitations of today's devices. For the past five years, Biophan has been actively engaged in solving the complex problems associated with device safety and image compatibility with MRI. With our solutions, the industry will have the opportunity to manufacture devices that can be used with MRI, obviating the need for combined interventional labs.

Biophan has multiple solutions for resolving the heating of devices under MRI, including pacemaker leads, defibrillator leads and neurostimulator leads (such as the deep brain stimulation systems used for the treatment of Parkinson's and epilepsy). One solution is an RF filter, licensed from Johns Hopkins exclusively for implantable devices, which can resolve lead heating. Additionally, "anti-antenna" geometry modifications in these devices, patented by the Company, alter the way the devices are made to resolve the safety problems associated with these devices. Together, these solutions allow the manufacture of an MRI safe lead and device.

Since the recent issue of some of our patents in this area, we have publicly disclosed our solutions and have demonstrated the success of our approach to prospective customers and industry experts. We have begun manufacturing experimental prototypes of devices modified using our solutions, which we believe will prove to be very cost effective for device manufacturers to implement.

We recently received an issued U.S. patent 6,829,509, for anti-antenna geometries. We believe that this patent, combined with Johns Hopkins' U.S. patent 5,217,010, for which we hold an exclusive license, gives us a very strong position in the emergence of MRI safe devices incorporating long wire leads, such as pacemakers, defibrillators, deep brain stimulators, pain management devices, and many others. We recently filed nine continuations to our U.S. patent 6,829,509, applying this innovation to other devices, such as stents, guidewires and catheters. These technologies address a large segment of the medical device market worldwide. To the best of our knowledge, no other issued U.S. patents exist for pacemaker safety. We have in the past declined several offers for licenses for pacemaker safety which did not meet our minimum royalty requirements. If an MRI safe pacemaker ships from a manufacturer who is not a licensee, we will acquire the device and conduct an infringement analysis. In the event infringement is found we intend to vigorously enforce our patents rights. We are in discussions with another pacemaker manufacturer regarding a license, and we have reached an understanding with another company on terms for a non-exclusive license for pacemaker safety.

Interventional Guidewires and Catheters

In addition to improving the safety of devices such as pacemakers and neurostimulators, the large markets for interventional guidewires and catheters are limited in both safety and image compatibility issues with MRI. The MRI safety limitations can be addressed using the same technologies used for pacemakers and neurostimulators, while image compatibility can be addressed by other technologies that we have developed or acquired. One technology that we employ involves thin film nanomagnetic particle coatings, developed by Nanoset, LLC in collaboration with Biophan. We have produced MRI images showing an aluminum rod, otherwise invisible under MRI, but seen clearly when an appropriate nanomagnetic coating was applied. An alternative approach, using a miniature resonant circuit applied to a catheter, makes it easy to track under MRI. These images are available on our website at www.biophan.com. This capability is part of the suite of technologies that can help make MRI a viable solution for interventional diagnostics and surgery. These technologies are covered by both issued and pending patents possessed exclusively by Biophan for the medical device market. The advantage of a coating solution is that a manufacturer with a product in the market or in development does not have to radically change the physical design or its manufacturing process. Thus, the coating solutions we are pursuing have broad applications to many products, including the rapidly growing stent market.

MRI Contrast Agents

Nanoset, our technology partner, and Biophan are developing a "particle tuning" technology for making a novel MRI contrast agent capable of providing multiple MRI signatures. This novel material could be attached to different recognition molecules, permitting improved specificity and multiple functionality as compared with existing agents. This work is still in the early stages, but the market for MRI contrast agents is currently approaching $1 billion and is expected to grow with the expansion of MRI diagnostics. Our intent is to partner with other companies making recognition molecules and to license the technology to a partner or partners with established distribution channels.

Biothermal Power Source

We acquired a 51% interest in TE Bio, LLC, a company developing implantable power systems that work on heat created by normal body metabolism, and not by electrochemical means as with traditional batteries. Our feasibility studies and modeling indicate that the amount of energy needed to power devices such as pacemakers can be generated by converting body heat to power. Further development may yield sufficient power for neurostimulators, small drug pumps and biosensors, or to continuously charge a battery for devices such as implantable defibrillators. We are working with NASA and several companies to develop this technology.

Drug Delivery Technologies

As part of our research into nanomagnetic thin film particle coatings for medical devices, we have initiated a parallel program to develop methods of "tuning" the particles and coatings for specific responses to externally applied magnetic fields. Working with Nanoset, we are developing the capability of reloading the drug within a coated device such as a stent by attaching nanomagnetic particles to a drug molecule to guide it to a device such as a stent and to cause the drug to enter the coating for future drug release.

By attaching the nanomagnetic particle to a drug molecule, the drug can be made non-active, in that it will not bind to tissue until the nanomagnetic particle is activated by a resonant frequency field and forced to vibrate and lose its attachment to the drug molecule. This innovation has broad applications in drug delivery and drug coatings. During 2004, Nanoset and Biophan filed an extensive patent application on methods of "active" drug elution and improvements on drug targeting and drug delivery. John Lanzafame was recruited by Biophan and now heads up Nanolution, our drug delivery division, where he is developing this technology into solutions which can be licensed to customers.

Additional technical information, audio-visual presentations, white papers and access to many of our issued and pending patents can be found on our website at www.biophan.com. For additional information, please contact the Company.

SALES AND MARKETING

The Company's business model consists of developing technologies and licensing these technologies and/or providing critical components to medical device manufacturers. We anticipate that products incorporating our technologies will be developed through collaboration with external companies or partners, and sold through companies with existing distribution channels. Our business plan consists of entering into licensing and R&D agreements with our development/marketing partners, generating revenue through license fees, milestone payments, annual minimum royalty payments, royalties on sales of products and providing critical components.

We anticipate licensing income in advance of product sales to tie up rights for each market segment and then ongoing royalties once these products are in the market. Potential revenue streams above any negotiated minimum license payments would likely commence six to nine months following approval by the FDA for product shipments. However, a typical transaction may include upfront license fees, milestone payments, and annual minimums.

MARKETS

The global market for medical devices that could benefit from our technology related to operating safely and effectively in an MRI environment was approximately U.S.$5 billion in the year 2002 and is growing annually by 15%.

We anticipate that we will license our technology to one or more development partners who would be responsible for developing commercial products, obtaining necessary approvals, manufacturing, marketing and distributing the products. Our search for development partners is global; however, we can not presently identify or predict the precise target markets, distribution methods or other marketing efforts of our potential development partners.

The market for devices that have imaging compatibility problems are in addition to the market opportunity for safer devices. We estimate the market for devices which have imaging limitations to be an additional U.S.$5 billion or greater. These devices include implantable artificial hips, knees, bones, and other prosthetics, such as stents, shunts, screws, wires, and shanks.

The potential market for additional technologies which we have under development is even larger. The total estimated market for drug delivery technologies is estimated to be U.S.$40 billion and the market for MRI contrast agents currently stands at several hundred million dollars.

LICENSING AND JOINT VENTURE STRATEGY

Our strategy is to license our technologies to companies, segmented by technology type and market segment. In some cases, we may also offer critical components, coating machines, and other capabilities needed to put our innovations into practice.

Our licensing strategy is to segment the market as finely as possible to maximize the royalty revenue achievable by our technology. The table below reveals a high level overview of the potential licensing space for our technologies. Our technologies are shown across the top of the table, and potential markets are indicated on the left side of the table. Each empty box in the table is a potential licensing space, indicating a technology/product intersection. Not every technology shown is pertinent for every market, but this reveals a high level overview of our market segmentation strategy.

	MRI Safety			MRI Image Compatibility						
	Johns Hopkins	Anti-antenna Technology	Nanomagnetic Coatings	Anti-antenna Technology	aMRIs Resonator Techology	Nanomagnetic Coatings	MRI Contrast Agent	MRI-Compatible Motor	Biothermal Power Supply	Drug Delivery
Coronary stents										
Peripheral vascular stents										
Non-vascular stents										
Vena cava filters and embolic protection devices										
Vascular grafts, including stent grafts										
Aneurism coils										
Heart valves										
Pacemakers										
Other cardiac stimulators (e.g., ICDs)										
Neurostimulation devices, including deep brain stimulation										
Reconstructive orthopedic implants, including hips and knees										
Spinal orthopedic implants										
Orthopedic fixation products										
Interventional cardiology catheters										
Interventional cardiology guidewires										
Interventional vascular catheters, short term (<2 hours), such as closure devices										
Peripheral vascular catheters, long term (>2 hours) such as CVC, PICC										
Auditory implant, e.g. cochlear implants										
Hearing aids										
Neurointerventional catheters										

	MRI Safety			MRI Image Compatibility			MRI Contrast Agent	MRI-Compatible Motor	Biothermal Power Supply	Drug Delivery
	Johns Hopkins	Anti-antenna Technology	Nanomagnetic Coatings	Anti-antenna Technology	aMRIs Resonator Technology	Nanomagnetic Coatings				
Neurointerventional guidewires										
RF ablation probes										
RF ablation media										
Biopsy needles, including aspiration, cutting and breast localization needles										
Diagnostic procedure agents										
Diagnostic procedure auxiliary devices, such as infusion pumps for contrast agents										
Drug pumps										
Therapeutic drug delivery										

We believe royalty rates are critical to the determination of our future potential revenue. The table below indicates the sensitivity of our potential royalty stream to changes in product sales and royalty percentage. For example, if our prospective customer has a product line shipping $1 billion in product per year, each 1% royalty we might negotiate has an annual income potential to us of $10 million per year. In this example, the difference between a 3% royalty and a 5% royalty is the difference between $30 million per year and $50 million per year on the royalties that would accrue to us for that product.

Product Sales	1% royalty	3% royalty	5% royalty
$1 billion	$10 million in royalties	$30 million in royalties	$50 million in royalties
$3 billion	$30 million in royalties	$90 million in royalties	$150 million in royalties
$5 billion	$50 million in royalties	$150 million in royalties	$250 million in royalties

Our upfront negotiations with each customer determine royalty rates for each market segment. Royalty rates are dependent upon the strength of our patent coverage, the strength of the market advantage provided by our technology, the availability of other technology options to solve a particular problem, as well as whether or not we grant an exclusive or non-exclusive license. We believe it is very important to demonstrate the value that we add to the product, and how that added value will improve our customer's position in the market, to achieve an acceptable royalty rate.

In situations where we possess several solutions to a problem, we expect that the customer will then wish to evaluate all of our technology options to determine which is the best solution and whether or not it should license all of our solutions. Those that are not licensed exclusively might be picked up by a competitor, who can then claim a comparable advantage. Broader license grants and stronger intellectual property positions can result in higher royalty rates. To ensure the highest possible royalty rates, resulting in the best long term benefit to our shareholders, we have aggressively patented and acquired technology solutions in the multiple markets in which we are active.

For each company with whom we enter into discussions, we identify which market segments they are interested in and which technologies they wish to license. We generally wish to see a commitment to ship a product within a certain timeframe, certain annual minimum commitments, minimum royalty payments, milestone payments, and an attractive royalty rate.

The degree of exclusivity is also a key parameter in determining achievable license terms and royalty rates; however, the decision to license exclusively or non-exclusively is dependent upon multiple factors. In some markets, such as the pacemaker market, we have elected not to pursue an exclusive license and instead to pursue multiple manufacturers as potential licensees. We have executed a term sheet which could result in our first non-exclusive license with a manufacturer. We believe that all pacemakers should be made to operate safely with MRI equipment, and it is our intent to eventually provide a license to all pacemaker manufacturers. Ultimately, our strategy related to exclusive versus non-exclusive licensing will be determined by market segment, and will be dependent upon market need, market fragmentation, competitive advantage market position and financial incentives offered by the potential licensees. For example, while giving one company a non-exclusive license, there remains the possibility for a second company to negotiate a "co-exclusive" license.

Licensing Transaction in Process with Boston Scientific

In November 2003, we entered into a joint development agreement with Boston Scientific Corporation for MRI safe and image compatible technology. As part of the transaction, Boston Scientific received a first right of negotiation on certain products. The joint development agreement has been expanded to include multiple products and divisions. The joint development agreement includes a first right of negotiation for these products, which has been extended through June 30, 2005. The parties are currently in contract negotiations and anticipate entering into a definitive agreement in the second fiscal quarter of this year. The definitive agreement is expected to include a license fee, certain annual minimums, milestone payments, royalties and an equity investment. Should we be able to close this transaction, the combined cash from this transaction is anticipated to be more than adequate to enable Biophan to list on a major stock exchange within the current fiscal year.

RESEARCH AND PRODUCT DEVELOPMENT

The research and development expenses incurred by us were $1,240,439 for the year ended February 29, 2004, and $2,629,980 for the year ended February 28, 2005.

R&D Resources

In order to manage the growing R&D and customer interactions in the MRI technology and biothermal businesses, we have expanded our staff. John Lanzafame, an experienced medical device executive, joined Biophan in September as President of Biophan's Nanolution subsidiary, which is focused on leveraging recent discoveries in nanotechnology, such as Biophan's use of nanomagnetic particles for the purposes of drug delivery and drug elution from devices. Mr. Lanzafame has 15 years experience in the medical device industry, most recently as President of STS Biopolymers, a company specializing in customized surfaces, including drug eluting coatings for stents and indwelling catheters. STS Biopolymers was acquired in late 2003 by Angiotech Pharmaceuticals, which licensed to Boston Scientific the use of paclitaxel on stents. Mr. Lanzafame has experience in drug delivery, product development and sales and marketing and will bring this experience both to the newly formed drug delivery division, as well as in development and marketing of the MRI-related products. Mr. Lanzafame also serves as Biophan's Vice President of Business Development and oversees worldwide sales and marketing of all our technologies.

We have also retained Tim Bibens, former Director of Operations for Ortho Clinical Diagnostics, a J & J company, and prior to that a Supply Chain Manager at Allied Signal, to oversee our MRI safety and image compatibility projects.

We have also retained additional technical consultants to augment our research and development efforts on the MRI safety and compatibility projects and the biothermal battery project. Over 30 professionals, both full time and part time, now constitute the Biophan scientific and engineering organization, across the several projects identified above. We deploy a virtual enterprise approach, which is explained in greater detail in the section on STRATEGIC PARTNERSHIPS.

Dr. Frank Shellock, a world renowned leader in MRI safety testing, has joined the Scientific Advisory Board and has conducted testing and research with Biophan's scientists. Dr. Shellock co-authored, with Robert Gray of Biophan, a paper on MRI heating of pacing leads, and the paper was presented at the Radiological Society of North America (RSNA) Conference Proceedings in Chicago in November 2004. Additional joint R&D is underway with several MRI research groups in the U.S. and Europe.

The technologies allowing visualization of implants have been developed at Biophan, and with technology partners under exclusive license, including AMP Patents in Germany (via an exclusive license), Aachen Resonance in Germany (via a recent term sheet executed for an exclusive license) and Nanoset, LLC in the U.S. (via an exclusive license).

PATENTS AND INTELLECTUAL PROPERTY

We have been aggressive in filing patent applications on these technologies and plan to continue to be diligent in pursuit of patent coverage for our innovations. Due to the importance of our patent portfolio, it may be helpful to provide more detail regarding the patent process:

- Once a patent application is filed, the United States Patent & Trademark Office (USPTO) examines it over a period that may range from a year to two or more. USPTO Office Action is a review of the content or scope of the patent, and may require one or more iterative responses to the Examiner's questions or challenges. During this process, typically after 18 months from filing, the USPTO will publish the application, making it available on the USPTO database so that it is publicly available. Once negotiation over the Office Action is complete, the USPTO may allow the patent, essentially informing the inventor(s) that they may pay fees and the patent will then issue, or become a formal patent.

- As previously discussed, we have exclusive licenses, for medical device applications, to 18 issued patents; one each in the areas of carbon composite shielding, RF (radio frequency) filtering, and biothermal power sources, and 15 in the area of nanomagnetic materials used for shielding and MRI image enhancement. The scope of application of these technologies has expanded to include image enhancement of devices such as stents and vena cava filters that are otherwise not internally imageable under MRI.

- An additional 18 issued patents are assigned directly to Biophan and cover various photonic solutions to MRI safety and image quality, as well as components to be used in implantable devices.

- In addition to the above issued patents, Biophan (including Biophan Europe) and its licensors have collectively filed 91 U.S. patent applications covering various aspects of photonic and other technologies providing improvements in MRI safety and compatibility, as well as other aspects of implantable device performance. Nine of these applications have been allowed by the USPTO and are expected to issue within approximately six months.

- Additional patent filings in nanomagnetic materials, pacemaker and ICD lead configurations, stent designs, coating materials and processes, and manufacturing methods are in process. These will further extend coverage for Biophan's technologies.

- Thus, the total number of patents and applications assigned or licensed to Biophan is 127; of these, 36 have issued as U.S. patents; an additional nine have been allowed and will issue in the near future; and 82 are patent applications in various stages of prosecution in the USPTO.

From the perspective of ownership:

- 57 are licensed from Nanoset, LLC, Johns Hopkins University, Dr. Deborah Chung, and in an exclusive license transaction with aMRIs Patente GmbH, a companion to the acquisition of Biophan Europe; collectively, these deal with MRI safety and compatibility, as well as MRI contrast agents and other nanoparticles technology.

- Four are licensed by TE Bio, LLC, which is in turn majority controlled by Biophan; these deal with biothermal power technology.
- One is an allowed application soon to be issued to New Scale Technologies, Inc. covering a miniature ceramic motor. Biophan has exclusive marketing and distribution rights for medical applications of this technology.
- 65 are directly assigned to Biophan; these deal with MRI safety and compatibility and a variety of other medical device opportunities.

In an exclusive license transaction with aMRIs Patente GmbH, a companion to our acquisition of an interest in aMRIs GmbH, now Biophan Europe, we acquired the worldwide exclusive rights to a significant patent portfolio totaling 15 issued and pending patents covering critical capabilities needed by the medical industry as the use of MRI interventional medicine and MRI diagnostics for examination of stents and other implants becomes standard medical procedure. These are represented as three of the issued U.S. patents, both owned by us and licensed.

On an ongoing basis, we are pursuing internal research and development projects, as well as sourcing leading-edge providers of related technologies. Intellectual property, such as technology solutions and patents, may be developed internally, through joint ventures, licensed in, or purchased. To ensure the continuing value of our intellectual assets, we intend to aggressively defend, both domestically and abroad, our patents, both owned by us and licensed.

The patent strategy being pursued by us is based on both broad coverage at the system level and focused coverage at the component level. This strategy is being applied to many medical products, including catheters, cardiac assist devices (pacemakers and defibrillators), intraluminal imaging coils, stents, patient monitoring instrumentation, neurostimulators, drug pumps, endoscopes, such as biopsy needles and guidewires, and other medical devices that need to be made safe and/or effective in an MRI environment.

STRATEGIC PARTNERSHIPS

Nanoset, LLC

Biophan has a Research and Development and Licensing Agreement with Nanoset, LLC, the holder of the nanomagnetic particle coating technology, and other technologies. Under our agreement with Nanoset, Biophan has exclusive rights to nanomagnetic particle technology for any medical application; plus use of any other technologies developed by Nanoset for improving MRI safety and/or MRI image compatibility. Biophan also has exclusive rights to technologies for implanted power systems for medical devices, including a patent owned by Nanoset for an implantable fuel cell device which derives energy from various forms of fat found in issue and/or blood. The output of this device design is electrical power for powering implantable devices, including pacemakers. Under the agreement with Nanoset, Biophan provides minimum royalty payments in advance of actual royalties, and a minimum R&D payment, funding research by scientists at Alfred University. Under the agreement, Biophan pays Nanoset for research services performed at Alfred University, and Nanoset will, in turn, pay Alfred. Michael Weiner, CEO of Biophan, serves as a director of Nanoset and is a co-founder. Nanoset originally was formed to pursue technologies outside of the medical field. Nanoset subsequently identified an opportunity to use nanomagnetic particle coatings to assist Biophan in its mission, which led to the relationship between Nanoset and Biophan.

TE Bio, LLC

In June 2004, we acquired a 51% interest in TE Bio, LLC, a company which is developing an implantable biothermal battery using body heat gradients to power medical devices, such as pacemakers, defibrillators and drug pumps. The biothermal battery technology is based on a patented innovation in the utilization of thermoelectric materials, using nanoscale-based, thin-film materials to convert thermal energy produced naturally by the human body into electrical energy. The resulting power can be used to charge batteries for medium-power devices, such as implantable defibrillators, or to directly power low-energy devices like pacemakers.

Biophan is committed to contribute $300,000 annually for a three-year period and marketing and management support to TE Bio, in exchange for Biophan's 51% interest. TE Bio was founded by Biomed Solutions, LLC, an affiliate of the Company and the company from which Biophan spun out in December 2000. After conclusion of a third party feasibility study, the independent board members of Biophan evaluated TE Bio's technology and authorized the acquisition.

New Scale Technologies, Inc.

Also in June 2004, we announced that we had acquired from New Scale Technologies, Inc. the exclusive worldwide distribution rights for the medical market for their ceramic SQUIGGLE™ motor, including the multi-billion dollar drug delivery market. Developed to meet the growing demand for high precision, low cost actuation devices, the motor is currently on the market generating revenues and is available for OEM integration. The motor uses no metal wire windings (one of the primary causes of image interference under MRI), is capable of both linear and rotational movement, and can move forward and backward several inches at 20 nanometer increments.

As part of the exclusive distribution agreement, Biophan provides sales and marketing to the medical device industry on behalf of New Scale and has also made a $100,000 investment, for a 10% interest in the company. The motor offers several advantages for driving drug pumps and other medical applications. Using only four parts (other motors can have as many as 100 parts), it provides a unique combination of high reliability, flexibility, and power consumption advantages. By using ceramic components and no windings, unlike conventional DC motors, it is compatible with MRI imaging.

This product also fits in with our strategic plan to be a provider of proprietary new technologies to our OEM customers and prospects. While we continue to offer solutions that will one day enable all biomedical devices to be MRI safe and image compatible, we have expanded our focus to provide additional, proprietary innovations to our customers. We continue to maintain an ongoing and in-depth dialogue with executives at many of the largest manufacturers of biomedical device companies, providing us with a broad view of the short and long-term product needs of these companies.

We share gross profit equally with New Scale Technologies. Biophan provides sales and marketing, and a $25,000 quarterly advance, reconcilable against current year sales, to New Scale, which enables New Scale to further develop unique capabilities for the medical market. The motor is already on the market for non-medical applications and evaluation units are being sold to customers around the world. The motor is currently under review by several biomedical device manufacturers of drug pumps and other devices.

aMRIs/Biophan Europe

In February 2005, Biophan announced the acquisition of a majority interest in aMRIs GmbH, a leading German based developer of MRI safe and image compatible technology solutions and biomedical devices, for a combination of cash, restricted stock and options payable over a four-year period. In an exclusive license transaction with aMRIs Patente GmbH, a company owned in part by the selling shareholders of Biophan Europe, Biophan now holds the exclusive license to 15 issued and pending patents covering imaging of devices, such as stents and other vascular implants, which significantly expanded the Company's intellectual property portfolio.

This acquisition provides Biophan with innovative products, technologies and scientific expertise that have extended Biophan's intellectual property portfolio of medical solutions in the fast-growing marketplace of products and procedures that are compatible with MRI.

Following the acquisition, aMRIs was renamed Biophan Europe, and Michael Friebe, Ph.D. continues as president. Dr. Friebe has joined the Biophan board of directors. Andreas Melzer, M.D., formerly aMRIs' Scientific Director and Chief Technology Officer, joined the Biophan Scientific Advisory Board and will lead many of Biophan's device developments.

Dr. Friebe is a scientist and entrepreneur who was trained in MRI-related physics at the University of California at San Francisco, one of the world's leading biomedical research centers, and at the University of Witten in Germany. He founded and sold NEUROMED AG, later renamed UMS NEUROMED after being acquired by United Medical Systems (UMS). Dr. Friebe is a well-regarded radiology/cardiology oriented entrepreneur with an extensive business and customer network.

Dr. Melzer is a professor of applied biomedical engineering, Director and Chairman of the Board at the Institute for Medical Technologies and Management in Medicine INSITE med. at the University of Applied Sciences in Gelsenkirchen, Germany. He also holds a clinical position as part-time staff radiologist at the Department of Diagnostic and Interventional Radiology at St. Mary's Hospital Buer in Gelsenkirchen, Germany. Dr. Melzer has over 15 years of experience in the development of medical technology for laparo-endoscopic surgery, interventional radiology, interventional and intraoperative MRI and MR compatible Robotics, surgical instrumentation and Nitinol devices. He has co-invented and patented some of the most exciting and important innovations in imaging of medical devices under MRI and he continues to develop and invent. As a practicing physician in radiology, Dr. Melzer has a unique understanding of the needs of patients, the medical device community, the physicians conducting procedures under MRI and the scientific solutions that are possible. He has co-invented more than 30 patents and has authored over 150 publications. Additionally, Dr. Melzer is engaged as co-organizer, chairman, and invited speaker of various medical conferences and is a board member of several medical societies and professional committees.

As a result of the aMRIs acquisition, we acquired patents covering several exciting technology, including an MRI-visible catheter marker, an MRI-visible stent, an MRI image compatible vena cava filter which has entered animal testing this year and a series of MRI-visible medical devices in development. The Company's management and research staff provide world-class intellectual expertise in the field of MRI compatibility and have been awarded several million dollars in upcoming grants from government agencies to develop its next-generation biomedical technology for MRI. aMRIs and its principals have contractual and consulting agreements with many of the world's leading biomedical device and MRI machine manufacturers.

Additionally, as a result of the aMRIs acquisition, we now have access to additional research grants, which would enable us to further demonstrate the effectiveness of our products and capabilities. Since the aMRIs acquisition, we have also expanded the scope of products in discussion for prospective licensing agreements. In addition, there are licensing discussions underway between aMRIs and certain device manufacturers.

Industry Partnerships

Leveraging strategic partnerships is vital to our mission. In November 2003, we announced that we had entered into a joint development agreement with Boston Scientific, a major medical device manufacturer. We have successfully completed the first phase of a multi-phase development plan with Boston Scientific. We are currently in the second and third phases of this program, and are making good progress. Relationships such as this help us validate our technology while simultaneously developing potential sales channels.

We have entered into non-disclosure agreements with a number of major manufacturers of implanted biomedical and related devices. We are discussing with these companies potential strategic partnership arrangements that may include joint development projects, original equipment manufacturing arrangements and licensing agreements.

Based on discussions underway with several biomedical device manufacturers and MRI manufacturers, both in the U.S. and overseas, we plan to expand the use of the technologies we have developed to make a wider range of devices compatible with MRI. These technologies reduce radio frequency interference, heating and induced voltages. Since the beginning of 2004, we have expanded our development activities related to these technologies to include guidewires, stents, drug pumps, biopsy needles and other prosthetic and surgical tool devices, where the lack of MRI compatibility negatively impacts investigational and diagnostic procedures.

Discussions with these device manufacturers indicate a need for, and an interest in, solutions to additional problems based on our technology. We previously used both surrogate devices, such as copper rings, and actual manufactured implantable products in a gel phantom to demonstrate our ability to accurately image devices and their interior spaces in a manner that could not be done previously. The aMRIs technology builds extensively on our base and provides an additional ten years of expertise. aMRIs, now Biophan Europe has demonstrated visualization of restenosis and thrombus in both stents and vena cava filters, using MRI with their technology.

Part of our strategic initiative for the current fiscal year will include expanding our technology offerings to the companies with whom we are already in discussions or collaborating. These arrangements may include payments for R&D, licensing, equipment and materials purchases, milestone payments, as well as possible strategic investments.

Alfred University

We conduct our thin film coating research and development at Alfred University, in coordination with Nanoset, LLC. To facilitate this, we have helped Alfred construct a clean room facility to be used for our coating experiments and sample preparation. Ron Miller, formerly with Bell Labs and Lucent Technologies, operates our Alfred thin film coating facility.

Isoflux, Inc.

We have a consulting relationship with Isoflux in Rochester, New York, a leading developer of plasma coating equipment, such as that used to coat stents and long metal wires. Isoflux is headed by Dr. David Glocker, former head of the thin film R&D Group at Eastman Kodak Company, to assist in our device coatings experiments, testing, and design. Dr. Glocker is also a member of the Biophan Scientific Advisory Board.

EXTENDED ENTERPRISE

In addition to the Company's expansion of its staff and management team this past year, the Company takes advantage of an extended enterprise business model to draw on a broad array of expertise and backgrounds, both within and outside of the organization.

This extended enterprise model is a network of affiliate organizations having experienced staff members with unique skills. Kleiner-Perkins, the well known venture capital firm, uses the Japanese term "keiretsu" to describe how it has successfully used this strategy of resource sharing across the many start-up companies it is invested in. Biophan has adopted this keiretsu strategy in its business model.

Biophan's has relationships with other consultants and shared resource arrangements with many contractual suppliers in addition its relationships with its licensors, including New Scale Technologies, Johns Hopkins and Biophan Europe.

Additional companies affiliated with Biophan include Biomed Solutions, LLC, Nanoset, LLC, MYOTECH, LLC and Technology Innovations, LLC.

Nanoset, LLC, is a company formed to commercialize nanomagnetic particle coatings originally developed for the semi-conductor industry. Biophan learned that these coatings might have applicability for MRI compatibility and entered into an R&D contract with Nanoset in 2002, which has led to an extended R&D relationship and several of Biophan's image artifact and drug delivery technologies.

In exchange for Biophan providing management time to oversee MYOTECH's technology development, Biophan has been able to access the significant talent pool employed by MYOTECH, including Tim Bibens, who is contributing approximately half his time to project management at Biophan.

This arrangement has provided MYOTECH access to Biophan's experienced management and engineering team. When expertise from MYOTECH's team is needed by Biophan, this arrangement allows cross-company talent to be applied as needed, with appropriate reimbursement. When needed, Biophan can also tap into MYOTECH's technology suppliers, including Plastech, Astro Instrumentation, Proven Process, and others. This is done on a cost sharing basis, cash positive to Biophan by approximately $162,000 in 2005.

Michael Riedlinger is a consultant to Biophan and is also President of NaturalNano Inc., a company developing naturally occurring nanotechnologies, including halloysite, a mineral with a rich nanotube concentration. As NaturalNano has begun to grow and expand, Mr. Riedlinger now shares his time equally between Biophan business and NaturalNano business. There is a cooperative project underway between NaturalNano and Biophan's Nanolution division, where the two companies are developing a new drug delivery capability. NaturalNano has secured the mineral rights and is developing the separation capabilities needed to support the drug delivery application, as well as its non-medical applications. NaturalNano will fund the R&D for development of the separation process. Mr. Weiner and Mr. Lanzafame are on the board of NaturalNano, and are assisting in ensuring a separation process that could be useful to Biophan.

COMPETITION

There are a number of major companies engaged in the development of medical devices, some of which may be investigating MRI safe options. However, to the best of our knowledge, none of these companies, nor other companies that serve as their suppliers, has successfully demonstrated technology enabling devices currently not MRI safe or image compatible to become MRI safe and image compatible.

Currently, the major providers who have medical devices contraindicated for MRI include the following:

Medtronic Incorporated is a leading manufacturer of cardiac rhythm management, cardiovascular and other medical devices. The company has a dominant position in cardiac pacemakers, is the leading manufacturer of implantable cardiac defibrillators and is a major player in most other device markets in which it competes. In May 2003, a patent application filed by Medtronic was published on the USPTO website. This patent teaches a proposed method of reducing the induced voltage of a pacemaker lead. We do not know how effective the Medtronic approach will prove to be. In February 2004 Medtronic reported they would produce an MRI safe pacemaker. The entrance of Medtronic into the market with an MRI safe pacemaker solution, if that should occur, is viewed by us to be a very positive event that will propel the industry forward and may result in licenses for our technology to be sought by the other pacemaker companies competing with Medtronic and potentially Medtronic.

Guidant Corporation is also a leading manufacturer of cardiac rhythm management devices, such as cardiac pacemakers, implantable cardiac defibrillators, interventional cardiology devices (including coronary stents) and other cardiac and vascular surgery devices and instruments. Guidant holds an issued patent for stent visibility which requires
St. Jude Medical, Inc. is a global developer, manufacturer and distributor of medical device products for cardiac rhythm management, cardiology, vascular access and other products, including mechanical and tissue heart valves and vascular closure devices.

Boston Scientific Corporation is the world's largest medical device company dedicated to less invasive therapies. The company's products and technologies are designed to improve surgical procedures and improve patient response and involve a range of interventional tools and procedures. Biophan has announced a joint development agreement with Boston Scientific to explore the use of our technology to make one of their products MRI safe and image compatible.

Johnson & Johnson is the world's largest healthcare company. In addition to OTC and home healthcare products, they provide a wide variety of pharmaceutical, diagnostic, and surgical products.

Biotronik is a leading European biomedical technology company. They develop and market products focused on cardiac electrotherapy and vascular intervention.

ELA Medical is a manufacturing and marketing of cardiac rhythm management implantable and diagnostic systems.

The COOK family of companies includes medical device manufacturing companies that produce products for interventional radiology, interventional cardiology, urology, neuroradiology, vascular medicine, critical care and many other disciplines.

Baxter International is a global health care company which provides critical therapies for people with life-threatening conditions, including cancer, hemophilia, immune deficiencies, infectious diseases, kidney disease and trauma. Baxter is a global leader in developing innovative medical therapies that improve the quality of life for people around the world.

Arrow International is a leading supplier of disposable critical care catheterization products used to access the central vascular system for administration of fluids, drugs and blood products, and for patient monitoring and diagnosis.

Philips, Siemens, General Electric, Toshiba and Hitachi are major manufacturers of MRI imaging devices and are believed to have underway research and development initiatives that involve MRI safety and image compatibility.

C. R. Bard, Inc. is a leading multinational developer, manufacturer and marketer of innovative, life-enhancing medical technologies in the fields of vascular, urology, oncology and surgical specialty products.

Each of these companies has the potential to be a direct competitor and/or licensee. Each may have or develop future interest in adopting one or more of our technologies into their products. Additionally, these companies may wish to enter into licensing agreements with us in the event that one or more of their prospective solutions under development would infringe our issued patents or those of our pending patents when they issue.

Various first and second tier suppliers to these companies may be directly affected by technologies we are developing, and since, to the best of our knowledge, none of them has satisfactory solutions to MRI issues, they are potential additional or alternative prospects for commercializing our technology, as well as being potential competitors.

REGULATORY APPROVAL

We believe that our technology will be incorporated into various medical devices by major manufacturers and that these manufacturers will be responsible for obtaining FDA and other regulatory approvals required for clinical studies and marketing of their products. The time and cost of these activities can be substantial, especially for Class III implantable products, and could delay the introduction to the marketplace of products utilizing our technology.

Currently, the FDA, specifically the Center for Device and Radiological Health (CDRH), is responsible for the approval to market products that would result from device-related technologies under development by Biophan. Approval to market may take the form of a 510K Premarket Notification or a Premarketing Approval (PMA) depending on the complexity and patient risks associated with the product. Before product approval, the FDA requires substantial documentation relating to safety and efficacy of the product. Prior to Clinical Trials in humans, an Investigational Device Exemption (IDE) is required, and this in turn is based on information derived from both engineering design work and from animal studies.

We, ourselves, do not intend to manufacture a product for sale; rather we intend to make our technologies available to other companies or partners that would like to include the technology in their own product. We believe that these companies will be willing to share a portion of the costs required to obtain FDA approval. In certain instances, the FDA may require a partner's participation if approval is being sought for modification of a partner's existing product to include our technology, a product that uses the partner's existing manufacturing processes or a situation where a partner requires that Biophan use the partner's quality system.

We believe that the timeframe for FDA approval of our various technologies will depend upon the following factors:

- the FDA's classification of each specific technology in the context of any expected market application;
- the specific ways in which a partner plans to use the product, such as the specific parts of the body they would like to image with the product (e.g., cardiovascular system, brain, etc.); and
- the level of urgency placed on the activities required to obtain product regulatory approval.

The FDA has also previously approved for sale types of active devices (pacemaker leads) and passive devices (guidewires and catheters) that we would like to improve by the addition of our MRI shielding and other technologies. The FDA considers these devices to be Class II Medical Devices, and historically they have been subject to Pre-Market Notification or 510(k) approval requirements.

We anticipate working with a partner to collect or develop the product performance data required for FDA approval of our shielding technologies. These data will prove:

- that the product modified to include Biophan's technologies is still substantially equivalent to products already approved for sale by the FDA; and
- that the addition of Biophan's shielding technology actually improves the performance of the existing product during MRI examinations.

We have entered into a development agreement with Boston Scientific, and we are also developing relationships with other potential partners; however, we have not yet entered into any definitive agreements regarding FDA approval. The approach taken in pre-clinical and clinical studies, and the nature of the approval (510(k) vs. Pre-Market Approval) will depend heavily on the specific product and technology.
Our business plan does not include funding for FDA approvals. Rather, our strategy is to supply solutions to the major biomedical device manufacturers, who will incorporate our technology into their existing and future product lines. It will be the responsibility of these manufacturers to apply for and receive FDA approval of their products. Since our technologies are made of known biocompatible, non-toxic materials, and since we do not change the method by which the devices conduct diagnostic and/or therapeutic functionality, we anticipate reasonable timeframes for our customers to obtain FDA approvals of devices that add our capability for safety and/or image enhancements.

COMPANY HISTORY

We incorporated in the State of Idaho on August 1, 1968 under the name Idaho Copper and Gold, Inc. On February 9, 1999, we amended our Articles of Incorporation to change our name from Idaho Copper and Gold, Inc. to Idaho Technical, Inc. On January 12, 2000, we formed a corporation in Nevada with the intent to move our domicile to Nevada. On January 24, 2000, we implemented the change of domicile to Nevada by filing Articles of Merger between the Idaho and Nevada Corporations. On December 1, 2000, we amended our Articles of Incorporation to change our name from Idaho Technical, Inc. to GreatBio Technologies, Inc. and on July 19, 2001, we amended our Articles of Incorporation to change our name from GreatBio Technologies, Inc. to Biophan Technologies, Inc.

On December 1, 2000, we acquired LTR Antisense Technology, Inc., a New York corporation, from Biomed Solutions, LLC (formerly Biophan, LLC), a New York limited liability company, in a share for share exchange. As a result of the exchange, LTR became a wholly owned subsidiary. The exchange was consummated pursuant to and in accordance with an Exchange Agreement, dated December 1, 2000 and amended as of June 8, 2001, by and among the Company, LTR and Biomed. LTR owns several patents for proprietary HIV antisense gene therapy technology.

In connection with the exchange, we:

- issued 10,759,101 shares of common stock to Biomed in exchange for all the issued shares of LTR; and
- issued an additional 10,759,101 shares of common stock to a group of investors, consisting of Ed Cowle, H. Deworth Williams and Geoff Williams, for $175,000 in cash in order to provide initial working capital.

Also on December 1, 2000, we acquired from Biomed intellectual property rights, including a pending patent to the MRI compatible pacemaker technology, for a future consideration of $500,000. The assignment was consummated pursuant to, and in accordance with, a transfer agreement and a related assignment and security agreement, dated December 1, 2000 and subsequently amended, by and between us and Biomed.

The assignment and the security agreement (i) assigned the rights to the transferred MRI patents and subsequent improvements and (ii) provided the same as collateral for the payment of the $500,000 liability under the transfer agreement. Both the exchange agreement and the assignment and security agreement contain provisions for the reversion of the technology to Biomed if:

- we become bankrupt or otherwise seek protection from creditors; or
- in the case of the MRI-compatible technology, we fail to pay the consideration therefor when due.

All of our obligations under the transfer agreement have been converted into shares of our common stock and the security agreement has been terminated.

During 2001, we entered into a Commercial Research and Development Agreement (CRADA) with the National Institutes of Health and the University of Rochester Cancer Center, wherein these organizations conduct research and development associated with the antisense technology. This allowed us to put our full resources into the development of the MRI safety improvements to biomedical products. In 2002, we decided to discontinue research and development of the HIV antisense technology, and the CRADA was terminated. While the technology holds promise and has issued patents, we feel our most promising opportunity is in the MRI safe solutions we have developed, and we intend to focus our research and development activities on that technology. We may sell the HIV antisense patents if an appropriate buyer can be identified.

EMPLOYEES

As of February 28, 2005, Biophan had 12 full-time employees. The Company maintains compensation, benefits, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel. Our success depends, in significant part, on the ability to attract and retain such personnel. In addition, where appropriate, we have contracts for the services of consultants.

EXECUTIVE OFFICERS OF THE REGISTRANT

See Part III, Item 9 of this Report for information about Executive Officers of the Company.

AVAILABLE INFORMATION

Biophan's web address is www.biophan.com. Biophan's electronic filings with the SEC (including all Forms 10-KSB, 10-QSB, and 8-K and any amendments to these reports) are available free of charge on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The public may read and copy any materials Biophan files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549 (telephone: 800-SEC-0330).

ITEM 2. DESCRIPTION OF PROPERTY

Our headquarters are located at 150 Lucius Gordon Drive, Suite 215, West Henrietta, NY 14586, in 4,000 square feet of office space leased from an unrelated party. Current rentals are $5,083 per month and the lease expires in January 2008. The coordination of our research and development projects and the administration of our domestic subsidiary companies are directed from this location. We believe that these facilities are adequate for our current and anticipated future needs through the lease expiration date.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any material legal proceedings and there are no material legal proceedings pending with respect to our property. We are not aware of any legal proceedings contemplated by any governmental authorities involving either us or our property. None of our directors, officers or affiliates is an adverse party in any legal proceedings involving us or our subsidiaries, or has an interest in any proceeding which is adverse to us or our subsidiaries.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is listed on the OTC Bulletin Board under the symbol BIPH. The following table sets forth, for the fiscal quarters indicated, the high and low bid prices. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

Quarter Ended	High	Low
May 31, 2003	$ .51	$ .27
August 31, 2003	$ .37	$ .12
November 30, 2003	$ .49	$ .10
February 29, 2004	$1.65	$ .32
May 31, 2004	$1.33	$.94
August 31, 2004	$1.31	$.46
November 30, 2004	$1.22	$.67
February 28, 2005	$1.56	$1.05

As of February 28, 2005, we had outstanding 74,317,832 shares of our common stock which were held by approximately 325 stockholders of record.

Dividend Policy

We have never paid cash dividends and have no plans to do so in the foreseeable future. Our future dividend policy will be determined by our Board of Directors and will depend upon a number of factors, including our financial condition and performance, our cash needs and expansion plans, income tax consequences, and the restrictions that applicable laws and our credit arrangements then impose.

Recent Sales of Unregistered Securities

The securities of Biophan that were issued or sold by Biophan during the year ended February 29, 2005 and were not registered with the SEC are described below:

On February 5, 2004 we entered into a stock purchase agreement with SBI Brightline Consulting, LLC pursuant to which SBI agreed to purchase up to 17,750,000 shares of our common stock at fixed prices ranging from $.60 to $2.00 per share. This transaction was treated as completed at the time of the signing of the stock purchase agreement and was exempt from registration under Section 4(2) of the Securities Act because it did not involve any public offering. During the year ended February 28, 2005, the Company elected to sell 6,000,000 shares to SBI for an aggregate of $3,900,000, of which $2,850,000 had been received as of February 28, 2005 and $3,750,000 to date. That agreement has been cancelled and a new agreement was entered into with SBI Brightline XI, LLC on May 27, 2005 pursuant to which SBI agreed to purchase up to 10,000,000 shares of our common stock ranging from $2.00 to $4.00 per share, an average of $3 per share. There are no warrants associated with this agreement. SBI's obligation to purchase the shares under the new agreement is conditioned on registration of such shares under the Securities Act, and the Company has undertaken to file a registration statement covering such shares as soon as practicable.

Between March 2, 2004 and November 16, 2004, we issued 1,903,774 shares of our common stock upon the exercise of outstanding warrants for aggregate gross proceeds of $788,900 and 74,047 shares upon exercise of cashless warrants. The shares were issued pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, involving an exchange of securities with an existing security holder where no commission is payable.

On February 24, 2005, we issued 100,000 shares of our common stock to aMRIs Patent GmbH as partial consideration for the exclusive license of certain intellectual property. The shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act because it did not involve any public offering.

On May 27, 2005, we entered into a line of credit agreement with Biomed Solutions, LLC, an affiliated company for borrowings of up to $2 million with interest at 8% per annum. The agreement provides for the issuance of up to 500,000 warrants based on actual borrowings and convertibility at the lender's election into shares of our common stock. The warrants and any shares issued upon exercise of warrants or any election to convert outstanding debt will be exempt from registration pursuant to Sections 3(a) 9 and 4(2) of the Securities Act.

ITEM 6. PLAN OF OPERATION

General

The Company is in the development stage and is expected to remain so for at least the next several quarters. Our primary mission is to develop and commercially exploit technologies for improving the performance, and the corresponding competitiveness, of biomedical devices manufactured by third party companies. We possess, and continually develop, technologies designed to enable biomedical devices, both implantable and those used in diagnostic and interventional procedures, to be safe (do not harm the patient or physician) and compatible (allow effective imaging of the device and its surrounding tissue) with MRI (magnetic resonance imaging). We have expanded our R&D to capabilities additional to MRI safety and imaging.

Research and Development

Over the past year we have been developing:

- a series of implantable devices including an MRI visible vena cava filter.
- an MRI safe and image compatible ceramic motor;
- additional technologies for improving MRI contrast agents;
- technology to improve drug elution and drug delivery systems;
- a system for generating power for implantable devices from body heat; and

We have successfully demonstrated effective solutions for making devices which use long metal wire leads, such as pacemakers, defibrillators, neurostimulators, et al, safe for use with MRI and that these solutions provide a meaningful margin of safety. Our solutions address both the problems of device heating and induced voltages in pacemakers, defibrillators, and neurostimulators, which are the two primary problems associated with the use of MRI for patients with these devices. Today, approximately 3 million people have devices that cause them to be denied access to MRI when needed, due to safety concerns and regulatory (FDA and other) contraindications.We believe that if manufacturers of these devices incorporate our solutions into their products, they can be made safe for use with MRI.

Additionally, there is a rapidly growing field of medicine known as minimally invasive surgery, using "interventional" devices such as guidewires and catheters to do many procedures in cardiology, oncology and other specialties. The majority of procedures are done in catheter labs equipped with X-ray or fluoroscopy devices for imaging and guiding the procedures. Many of these devices do not offer the advantages of tissue visualization and discrimination provided by MRI. The combined problems of device safety (they heat up and may induce electrical stimulation), and the image artifacts created by these devices in MRI, have limited the use of MRI machines in this rapidly growing area of medicine. The desire and need for MRI is demonstrated by the advent of catheter labs which have both X-ray devices for guiding devices into the body, and MRI machines for evaluating progress and observing tissue and results. In these new operating theaters, the patients are moved back and forth on a conveyor belt-like system between the imaging devices. For the past five years, Biophan has been actively engaged in solving the complex problems associated with device safety and imaging under MRI. With the advent of our solutions, the industry has the opportunity to develop MRI safe and image compatible devices that can be used with MRI.

Biophan has two solutions for resolving the heating of wire leads, such as pacemaker leads (in which we include pacemaker and defibrillator leads) and neurostimulator leads (including deep brain stimulation, or DBS, systems for Parkinson's and epilepsy; systems for pain control, etc.). One solution is an RF filter, licensed from Johns Hopkins exclusively for implantable devices, and co-exclusively for non-implantable catheters) which can resolve lead heating (it is the metal wire lead connecting a device to the body that is the cause of most of the MRI safety problems). Additionally, to resolve the problems associated with very long metal wires such as surgical guidewires and catheters, we have been engaged in previously secret work developing "anti-antenna geometries" in these leads. By slightly altering the way the leads are made, we can create self-canceling attributes that resolve the radio frequency related problems that cause heating and induced voltages in the lead. Together, these solutions allow making an MRI-safe lead and device. Several broad patents for this innovation were filed several years ago, and one recently issued. As a result, we have now publicly disclosed our solutions, and we have demonstrated the success of our approach to prospective customers and industry experts. We have begun manufacturing samples of devices modified with our solution, which is extremely cost effective. We have modified a pacemaker lead for a pacemaker company concerned with pacemaker safety, which is currently being evaluated by that company.

During the past year, we received an issued patent, U.S. 6,829,509 for anti-antenna geometries, which we believe, along with Johns Hopkins patent U.S. 5,217,010, for which we hold an exclusive license for implanted medical devices, gives us a dominant position in the emergence of MRI safe devices using long wire leads, such as pacemakers, defibrillators, deep brain stimulators, pain devices, and many others. This modification of a metal device has broad application. It can also address a significant limitation associated with virtually all stents, medical devices used to keep vessels open. It is very difficult to see inside the stent to determine if blockage is occurring, once the stent is installed in the body. Currently, no diagnostic systems such as X-ray or fluoroscopy are effectively able to see inside of a stent.

We have demonstrated that we can make stents visible within an MRI machine using this anti-antenna method. It works. Researchers in Europe have also demonstrated at conferences that this approach works, and there are some stents shipping in Europe using this approach. The solution requires a change in the way most stents are made. We recently filed nine continuations of our original patent application, applying this innovation to other devices, such as stents, guidewires and catheters. The stent, guidewire and catheter businesses are very large and have many players who compete with one another for competitive advantage. This solution to both heating and stent imaging has broad implications

Additionally, we can resolve image artifacts that occur when imaging devices in the body with MRI uses thin film nanomagnetic particle coatings, developed by Nanoset, LLC, in collaboration with Biophan. We have demonstrated MRI images showing an aluminum rod which could not be seen in the MRI image, and next to it showed two identical rods which were quite visible, as a result of having our thin film coating applied. Additionally, the tip of these rods had a bright "glow", making it easy to spot in the MRI image. This image is available on our web site at www.biophan.com. This capability is part of the suite of technologies that can help make MRI a viable solution for interventional diagnostics and surgery. Once again , we have a solution that works, covered by both issued and pending patents. We are also working on coatings that can improve visibility under MRI using thin film coatings described above. The advantage of a coating solution is that a manufacturer with a product in the market or in development does not have to radically change the physical design manufacturing process. Thus, the coating solution, which we are pursuing, has broad applications for the rapidly growing stent market.

There is increasing industry interest in these approaches to making devices imageable under MRI. The solution has to be applied to the device itself, and is not something that can be incorporated in the MRI machine. However, the solution is of interest to MRI manufacturers we have met with, all of whom benefit from seeing the aforementioned expansion in the use of MRI for interventional medicine and expanded diagnostics (as with stents, and other applications). MRI is also used extensively in oncology, due to its ability to discriminate tissue types.

Image compatibility also has benefits to the pacemaker device manufacturers. The goal of making pacemakers safe for MRI is to allow a pacemaker patient to receive an MRI scan for staging a cancer operation, and subsequent follow-up, or to diagnose a brain tumor, or back or knee problem, etc. However, a device made safe may still cause a significant image artifact. By adding "image compatibility" to a pacemaker made safe, it may be possible to enable a pacemaker patient to one day have an MRI angiogram, and avoid having an invasive procedure. Similarly, a patient with a Deep Brain Stimulator (DBS) device can undergo a full power MRI of the brain if their lead is not only safe, but also image compatible.

To manage the growing R&D and customer interactions in the MRI technology business and the biothermal business, we have expanded our staff to support these projects. John Lanzafame, an experienced medical device executive, joined Biophan in September as President of Biophan's Nanolution subsidiary and as Vice President of Business Development. He has focused on leveraging recent discoveries in nanotechnology such as Biophan's use of nanomagnetic particles for the purposes of drug delivery and drug elution from devices. Mr. Lanzafame has 15 years experience in the medical device industry, most recently as President of STS Biopolymers, a company specializing in customized surfaces, including drug eluting coatings for stents and indwelling catheters. STS Biopolymers was acquired in late 2003 by Angiotech Pharmaceuticals, which licensed the use of paclitaxel on stents to Boston Scientific. Mr. Lanzafame has experience in drug delivery, product development and sales and marketing, and has brought this breadth of experience both to the newly formed drug delivery division, as well as to assist in development and marketing of our other Biophan technologies.

We have retained Tim Bibens, formerly Director of Operations for the Ortho Clinical Diagnostics, a J & J company, and prior to that a Supply Chain Manager at Allied Signal, to oversee our MRI safety and image compatibility projects, reporting to Jeff Helfer, our VP- Engineering.

Sarah Cooper, formerly a research fellow and chemical engineer at NASA's Ames Center for Nanotechnology, has been an active participant in the biothermal battery project. Ms. Cooper's fellowship ended in September 2004, and she has joined us as a consultant, based in Menlo Park, working on the biothermal battery project we have underway with NASA's Ames Center for Nanotechnology. As part of this arrangement, we have jointly designed with NASA a new nanomaterial reactor which is under contract to be built. The reactor will be based at NASA and utilized for experiments with proprietary new biothermal materials under the direction of Ms. Cooper and NASA personnel. Ms. Cooper is also involved in our joint initiative with NaturalNano, Inc. a newly formed affiliate company which is pursuing certain materials of interest to Biophan for the medical market.

We have retained additional technical consultants to augment our staff's research and development efforts on the MRI safety and compatibility project and the biothermal battery project. Over thirty professionals, both full time and part time, now constitute the Biophan scientific and engineering organization.

We conduct our thin film coating research and development at Alfred University, in coordination with Nanoset, LLC. To facilitate this, we have helped Alfred construct a clean room facility to be used for our coating experiments and sample preparation. We have also entered into a consulting contract with Isoflux in Rochester, New York, a leading developer of plasma coating equipment, such as that used to coat stents and long metal wires. Isoflux is headed by Dr. David Glocker, formerly head of the thin film R&D Group at Eastman Kokak Company, to assist in our device coatings experiments, testing, and design. Dr. Glocker is also a member of the Biophan Scientific Advisory Board.

Dr. Frank Shellock, a world renowned leader in MRI safety testing, has also joined the Scientific Advisory Board, and has conducted testing and research with Biophan' scientists. Dr. Shellock co-authored a paper on MRI lead heating of pacing leads with Robert Gray of Biophan, and the paper was accepted and presented at the Radiological Society of North America (RSNA) Conference Proceedings in Chicago, in November, 2004.

As a result of the growing awareness of the problems outlined here and our broad patent portfolio, we are seeing an increased interest from the medical device industry in our solutions. We are in various stages of discussions and negotiations with an expanded group of companies, both in the United States, and abroad, regarding the utilization of our technology. The value to our prospective customers is competitive advantage with the potential to gain increased market share.

Strategic Relationships

Leveraging strategic relationships is vital to our mission. These relationships help us validate our technology and also develop potential sales channels. We have entered into non-disclosure agreements with a number of major manufacturers of implanted biomedical and related devices. We are discussing with these companies potential strategic relationships that may include joint development projects, original equipment manufacturing arrangements and licensing agreements.

In November 2003, we entered into a joint development agreement with Boston Scientific Corporation for MRI safe and image compatible technology. As part of the transaction, Boston Scientific received a first right of negotiation on certain products. The joint development agreement has been expanded to include multiple products and divisions. The joint development agreement includes a first right of negotiation for these products, extended through June 30, 2005, by which time the parties anticipate entering into a definitive agreement which is expected to include a license fee, certain annual minimums, milestone payments, royalties, and an equity interest. Should we be able to close this transaction, the combined cash from this transaction is anticipated to be more than adequate to enable Biophan to list on a major stock exchange within the current fiscal year.

In June 2004, we acquired a 51% interest in TE Bio LLC, a company developing an implantable biothermal battery using body heat gradients to power medical devices such as pacemakers, defibrillators, and drug pumps. The biothermal battery technology is based on a patented innovation in the utilization of thermoelectric materials, using nanoscale-based, thin-film materials to convert thermal energy produced naturally by the human body into electrical energy. The resulting power can be used to "trickle charge" batteries for medium-power devices such as defibrillators, or directly power low-energy devices like pacemakers. It is enabled by nanotechnology which provides the ability to put thousands and thousands of small semi-conductor nodes that convert heat to electricity in a space about the size of one or two postage stamps. Biophan is committed to contribute $300,000 annually for a three-year period, and marketing and management support to TE Bio, in exchange for Biophan's 51% interest. TE Bio was founded by Biomed Solutions, LLC, an affiliate and the company from which Biophan spun out in December 2000. The independent board members of Biophan evaluated the technology and authorized the acquisition, after conclusion of a third party feasibility study.

Also in June 2004, we announced that we had acquired from New Scale Technologies, Inc. the exclusive worldwide distribution rights for the medical market for New Scale's ceramic "SQUIGGLE(TM) motor", including the multi-billion dollar drug delivery market. Developed to meet the growing demand for high precision, low cost actuation devices, the motor is currently on the market generating revenues and is available for OEM integration today. The motor uses no metal wire windings (one of the primary causes of image interference under MRI), is capable of both linear and rotational movement, and can move forward and backwards several inches at nanometer increments, thereby providing a controllable drug release environment.

As part of the exclusive distribution agreement, Biophan will provide sales and marketing to the medical device industry on behalf of New Scale and has also made a $100,000 investment in the company for a 10% interest. The motor offers several advantages for driving drug pumps, and other medical applications. Using only four parts (other motors can have as many as 100 parts), it provides a unique combination of high reliability, flexibility, and power consumption advantages. By using ceramic components and no windings, it is very compatible with MRI imaging. The motor also has applications in MRI robotics and cryogenics.

This product also fits in with our strategic plan to be a provider of proprietary new technologies to our OEM customers and prospects. While we continue to offer solutions that will one day enable all biomedical devices to be MRI-safe and image compatible, we have expanded our focus to provide additional, proprietary innovations to our customers. We continue to maintain an ongoing and in-depth dialogue with both research and development and business development executives at many of the largest manufacturers of biomedical device companies. This interaction gives us a broad view of the short- and long-term needs of these companies for support of both their current and future product lines.

We share gross profit equally with New Scale Technologies, the inventor and manufacturer of the ceramic motor. Biophan provides sales and marketing, and a $25,000 quarterly advance, reconcilable against current year sales, to New Scale, which enables New Scale to further develop unique capabilities for the medical market. The motor is already on the market for non-medical applications and evaluation units are being sold to customers around the world. The motor is currently under review by several biomedical device manufacturers of drug pumps and other devices.

On February 24, 2005, we acquired a 51% ownership interest in aMRIs GmbH (later renamed Biophan Europe), a leading German-based developer of MRI-safe and image-compatible technology solutions and biomedical devices. In connection with that acquisition, we also acquired the exclusive license to fifteen issued and pending patents covering imaging of devices such as stents and other vascular implants, significantly expanding the Company's intellectual property portfolio. The purchase of the subsidiary and the patents was made for total consideration of $927,330 consisting of cash, a promissory note and restricted stock.

The acquisition of provides Biophan with innovative products, technologies, and scientific expertise that extend Biophan's intellectual property portfolio of medical solutions in the fast-growing marketplace of products and procedures that are compatible with Magnetic Resonance Imaging (MRI).

Following the acquisition, Michael Friebe, Ph.D., was elected to our Board of Directors and will serve as Chief Executive Officer of Biophan Europe. Andreas Melzer, M.D., joins our Scientific Advisory Board and will serve as Biophan Europe's Research Physician and Chief Research Officer leading many of our medical device developments.

Dr. Friebe is a scientist and entrepreneur trained in MRI related physics at the University of California at San Francisco, one of the world's leading biomedical research centers, and at the University of Witten in Germany. He later started and then sold NEUROMED AG, later renamed UMS NEUROMED after being acquired by United Medical Systems (UMS), a publicly-traded German company. Dr. Friebe is a well-regarded radiology/cardiology oriented entrepreneur with an extensive business and customer network.

Dr. Melzer is a professor of applied biomedical engineering, Director and Chairman of the Board at the Institute for Medical Technologies and Management in Medicine INSITE med. at the University of Applied Sciences in Gelsenkirchen, Germany. He also holds a clinical position as part-time staff radiologist at the Department of Diagnostic and Interventional Radiology at St. Mary's Hospital Buer in Gelsenkirchen, Germany. Dr. Melzer has over 15 years of experience in the development of medical technology for laparo-endoscopic surgery, interventional radiology, Interventional and Intraoperative MRI and MR compatible Robotics, surgical instrumentation, and Nitinol devices. He has co-invented and patented some of the most exciting and important innovations in imaging of medical devices under MRI and he continues to develop and invent. As a practicing physician in radiology, Dr. Melzer has a unique understanding of the needs of patients, the medical device community, the physicians conducting procedures under MRI, and the scientific solutions that are possible. He has co-invented more than 30 patents and has authored over 150 publications. Additionally, Dr. Melzer is engaged as co-organizer, chairman, and invited speaker of various medical conferences and is a board member of several medical societies, as well as professional committees.

Among the Biophan Europe technology assets are an MRI-visible catheter marker, an MRI-visible stent, a vena cava filter which is in late-stage development, and a series of MRI-visible medical devices in development. The Company's management and research staff provide world-class intellectual expertise in the field of MRI compatibility, and have been awarded several grants from government agencies to develop its next-generation biomedical technology for MRI. Biophan Europe and its principals have contractual and consulting agreements with many of the world's leading biomedical device and MRI machine manufacturers.

Based on discussions underway with several biomedical device manufacturers, and MRI manufacturers, both in the U.S. and overseas, we plan to expand the use of the technologies we have developed to make a wider range of devices compatible with MRI. These technologies reduce radio frequency interference, heating, and induced voltages. Since the beginning of fiscal 2005, we have expanded our development and partnering activities related to these technologies to include guidewires, stents, drug pumps, biopsy needles and other prosthetic and surgical tool devices, where the lack of MRI compatibility negatively impacts investigational and diagnostic procedures.

Discussions with these device manufacturers indicate a need for, and an interest in, solutions to additional problems based on our technology. We previously used both surrogate devices (such as copper rings) and actual manufactured implantable products, in a gel phantom, to demonstrate our ability to accurately image devices and their interior spaces in a manner that could not be done previously. The Biophan Europe technology builds extensively on our base and provides an additional ten years of expertise.

Additionally, as part of the Biophan Europe acquisition, we will have access to additional research grants which will enable us to further demonstrate the effectiveness of our products and capabilities. Moreover, we will increase the scope of products in discussion for prospective licensing agreements, in addition to licensing discussions underway between Biophan Europe and certain device manufacturers.

Part of our strategic initiative for the current fiscal year will include expanding our technology offerings to the companies with whom we are already in discussions or collaborating. These arrangements may include payments for R&D, licensing, equipment and materials purchases, milestone payments, as well as possible strategic investments.

Our business plan does not include funding for FDA approvals. Rather, our strategy is to supply solutions to the major biomedical device manufacturers, who will incorporate our technology into their existing and future product lines. It will be the responsibility of these manufacturers to apply for and receive FDA approval of their products. Since our technologies are made of known biocompatible, non-toxic materials, and since we do not change the method by which the devices conduct diagnostic and/or therapeutic functionality, we anticipate reasonable timeframes for our customers to obtain FDA approvals of devices that add our capability for safety and/or image enhancements.

Acquisition of Intellectual Assets

We currently have an overall estate of 127 patents, inclusive of those assigned and licensed, and including filed applications and allowed and issued patents. This represents an increase of 67 over the number at this time last year.

The technologies allowing visualization of implants have been developed at Biophan, and with technology partners under exclusive license, including aMRIs Patents GmbH in Germany (via an exclusive license); Aachen Resonance in Germany (via a recent term sheet executed for an exclusive license); and Nanoset, LLC in the U.S. (via an exclusive license). The patents include those licensed from Nanoset, LLC. Nanoset's technology can be used to reduce image artifacts on implantable and interventional medical devices and for a new class of applications to enhance the uptake, release and monitoring of drugs in medical device coatings.

The patents total also includes those licensed as part of the Biophan Europe acquisition whereby we obtained worldwide exclusive rights to a significant patent portfolio totaling fifteen issued and pending patents covering critical capabilities needed by the medical industry as the use of MRI interventional medicine and MRI diagnostics for examination of stents and other implants becomes standard medical procedure.

On an ongoing basis, we are aggressively pursuing internal research and development projects, as well as sourcing leading-edge providers of related technologies. Intellectual property, such as technology solutions and patents, may be developed internally, through joint ventures, licensed in, or purchased. To ensure the continuing value of our intellectual assets, we intend to aggressively defend our patents and licensed technology, both domestically and abroad.

Investor Relations

We expend a great deal of effort to keep our shareholders informed, and to bring the Company to the attention of new shareholders, institutional investors, and potential strategic partners. Additionally, our efforts at widespread press exposure have helped elevate the issue of MRI safety to national prominence, and have helped increase the awareness of Biophan as an innovative small public company. The over-the-counter market is generally not supported by the nation's broker-dealer network, and it is essential for us to be visible so that prospective shareholders can hear about us and review our public filings, website, and company investor materials.

Additionally, because we provide technical solutions to several complex limitations of medical devices, we find that attending conferences and issuing press releases produces over time a wealth of information that we can then point to, when a shareholder has a question, and stay in full compliance with the full disclosure requirements of the SEC's regulations. Our high visibility and healthy trading volume have brought several institutional investors into the Company, a trend we expect to continue as we move forward with our plans to list on a major U.S. stock exchange.

Financing Activities

On February 5, 2004, we entered into a second stock purchase agreement with SBI Brightline Consulting, LLC that obligated SBI to purchase, upon our election, up to 17,750,000 shares of our common stock for an aggregate purchase price of $25 million. SBI was not obligated to purchase shares pursuant to this stock purchase agreement unless the resale of the shares by SBI was registered under the Securities Act. Only 6,000,000 shares covered by this stock purchase agreement were registered and during the year these share were sold to SBI making $3,900,000 available to fund ongoing operations. The remaining tranches under the agreement, if exercised, could have been sold for an average price of $1.80 per share. However, that agreement has been cancelled and a new agreement executed with SBI Brightline XI, LLC providing a $30 million fixed price financing for 10,000,000 shares at an average price of $3 per share, if we take the full facility, and with a range from $2 a share to $4 a share, which must be taken in sequential tranches of 1 million shares each. There are no warrants or fees associated with this agreement. The financing requires the shares to be registered for sale, a process which can take several months.

The Company anticipates closure of the transaction with Boston Scientific to occur in June 2005, prior to the expiration of the first right of negotiation. To ensure that the Company has adequate cash on hand for operations, Biomed Solutions LLC, an affiliate of Biophan managed by Biophan CEO Michael Weiner, has agreed to provide Biophan with a line of credit facility of up to $2 million. Borrowings under the line bear interest at 8% per annum and are convertible at 90% of the average closing price for the 20 trading days preceding the date of the borrowing.

Biomed will receive pro-rata warrant coverage of up to 500,000 shares, in the event that the facility is fully utilized, with the warrants priced at 110% of the average closing price for the 20 trading days preceding the date of execution of the credit agreement.

Ross Kenzie, a director of Biophan, is also a director of Biomed Solutions, LLC. The independent board of Biophan negotiated and approved this credit facility. The terms of this credit facility are considered to be better than are available from commercial lending sources.

Biomed Solutions is a Company which invests in early stage companies and projects with promising intellectual property advantage. Biomed Solutions was the owner of HIV Antisense LLC, which merged with Biophan (then known as GreatBio), and Biomed Solutions was the source of the acquisition of the MRI Safety technology acquired by Biophan in 2000 and the 51% interest in TE-Bio, the developer of the Biothermal battery technology acquired by Biophan in 2004.

We believe that this credit facility, the revised SBI stock purchase agreement, and the pending transaction with Boston Scientific, provide the Company with more than adequate capital resources for the upcoming 12 month timeframe; including the ability to fund, as needed, potential additional acquisition and expansion of operations.

Our estimate of our cash requirements for the next 12 months is as follows:

Research and product development expenses, including $500,000 to fund Biophan Europe research and development	$ 3,400,000
General and administrative expenses, including administrative salaries and benefits, office expenses, rent expense, legal and accounting, publicity, and investor relations	3,700,000
Cash payments for Biophan Europe acquisition	292,500
Total estimated cash requirements for next twelve months	$ 7,392,500

Our current strategic plan does not indicate a need for material capital expenditures in the conduct of research and development activities, nor does the plan contemplate any significant change in the number of employees. We currently employ twelve full-time individuals.

ITEM 7. FINANCIAL STATEMENTS

BIOPHAN TECHNOLOGIES, INC.
AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Biophan Technologies, Inc.

We have audited the accompanying consolidated balance sheet of Biophan Technologies, Inc. and Subsidiaries (a development stage company) as of February 28, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period then ended, and the amounts in the cumulative column in the consolidated statements of operations, stockholders' equity, and cash flows for the period from March 1, 2000 to February 28, 2005. The amounts in the cumulative column in the consolidated statements of operations and cash flows for the period from August 1, 1968 (date of inception) to February 29, 2000 were audited by other auditors. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biophan Technologies, Inc. and Subsidiaries as of February 28, 2005 and the results of their operations and their cash flows for each of the two years in the period then ended. Additionally, the amounts included in the cumulative column in the consolidated statements of operations and cash flows for the period from March 1, 2000 to February 28, 2005 are fairly presented, in all material respects, in conformity with United States generally accepted accounting principles.

/s/GOLDSTEIN GOLUB KESSLER LLP
New York, New York
April 6, 2005, except for Note 13 as to which the date
is May 27, 2005

BIOPHAN TECHNOLOGIES, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

	February 28, 2005
ASSETS	
Current assets:	
Cash and cash equivalents	$ 753,288
Stock subscription receivable	900,000
Due from related parties	220,959
Prepaid expenses	91,596
Other current assets	41,338
Total current assets	2,007,181
Property and equipment, net	73,518
Other assets:	
Intellectual property rights	997,738
Investment	100,000
Security deposit	2,933
Deferred tax asset, net of valuation allowance of $4,787,000	--
	1,100,671
	$ 3,181,370
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 1,037,103
Note payable	200,000
Deferred revenue	225,000
Total current liabilities	1,462,103
Stockholders' equity:	
Common stock - $.005 par value:	
Authorized, 125,000,000 shares	
Issued and outstanding, 74,317,832 shares	371,589
Additional paid-in capital	18,982,952
Stock subscription receivable	(150,000)
Deficit accumulated during the development stage	(17,485,274)
	1,719,267
	$ 3,181,370

See notes to consolidated financial statements

BIOPHAN TECHNOLOGIES, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS

	Year ended February 28, 2005	Year ended February 29, 2004	Period from August 1, 1968 (date of inception) to February 28, 2005
Revenues:			
Development payments	$ ---	$ 75,000	$ 75,000
Operating expenses:			
Research and development	2,629,980	1,240,439	6,305,811
General and administrative	3,337,185	1,911,003	9,373,952
Write-down of intellectual property rights	---	---	530,000
	5,967,165	3,151,442	16,209,763
Operating loss	(5,967,165)	(3,076,442)	(16,134,763)
Other income (expense):			
Interest expense	---	(729,527)	(1,730,923)
Interest income	11,869	1,815	58,447
Other income	161,749	85,584	476,408
Other expense	---	--	(65,086)
Total other income(expense), net	173,618	(642,128)	(1,261,154)
Loss from continuing operations	(5,793,547)	(3,718,570)	(17,395,917)
Loss from discontinued operations	---	---	(89,357)
Net loss	$ (5,793,547)	$ (3,718,570)	$(17,485,274)
Loss per common share - basic and diluted	$ (0.08)	$ (0.08)	
Weighted average shares outstanding	69,263,893	44,017,010	

See notes to consolidated financial statements

BIOPHAN TECHNOLOGIES, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from August 1, 1968 (date of inception) to February 28, 2005

	Number of Shares	Common Stock	Additional Paid-in Capital	Stock Subscription Receivable	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
1969 - 14,130 shares issued for services for $.05 per share	14,130	$ 70	$ 637			$ 707
1970 - 1,405,000 shares issued for mining rights for $.05 per share	1,405,000	7,025	63,225			70,250
1970 - 55,500 shares issued for services for $.05 per share	55,500	278	2,497			2,775
1973 - 10,000 shares issued for services for $.05 per share	10,000	50	450			500
1976 - 500 shares issued for services for $.05 per share	500	3	22			25
1978 - 12,000 shares issued for services for $.05 per share	12,000	60	540			600
1980 - 225,000 shares issued for services for $.05 per share	225,000	1,125	10,125			11,250
1984 - 20,000 shares issued for services for $.05 per share	20,000	100	900			1,000
1986 - 10,000 shares issued for services for $.05 per share	10,000	50	450			500
1990 - 10,000 shares issued for services for $.05 per share	10,000	50	450			500
1993 - 25,000 shares issued for services for $.05 per share	25,000	125	1,125			1,250
Net loss from inception through February 28, 1998					(89,357)	(89,357)
Balance at February 28, 1998	1,787,130	8,936	80,421		(89,357)	--
1999 - 10,000 shares issued for services for $.05 per share	10,000	50	450			500
1999 - 1,000,000 shares issued for services for $.005 per share	1,000,000	5,000				5,000
Net loss for the year ended February 28, 1999					(5,500)	(5,500)
Balance at February 28, 1999	2,797,130	13,986	80,871		(94,857)	--
2000 - 1,000,200 shares issued for services for $.005 per share	1,000,200	5,001				5,001

CONTINUED ON FOLLOWING PAGE

BIOPHAN TECHNOLOGIES, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from August 1, 1968 (Date of inception) to February 28, 2005

	Number of Shares	Common Stock	Additional Paid-in Capital	Stock Subscription Receivable	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
Net loss for the year ended February 29, 2000					(5,001)	(5,001)
Balance at February 29, 2000	3,797,330	18,987	80,871		(99,858)	--
2000 - 250,000 shares issued for services for $.005 per share	250,000	1,250				1,250
2000 - Expenses paid by stockholder			2,640			2,640
2000 - 10,759,101 shares issued for acquisition of Antisense Technology, Inc	10,759,101	53,795	121,205			175,000
2000 - 10,759,101 shares issued for cash for $.005 per share	10,759,101	53,796	121,204			175,000
Net loss for the year ended February 28, 2001					(729,130)	(729,130)
Balance at February 28, 2001	25,565,532	127,828	325,920		(828,988)	(375,240)
2001 - 2,399,750 shares issued for cash for $1.00 per share	2,399,750	11,999	2,387,751			2,399,750
2001 - 468,823 shares issued for interest	468,823	2,344	466,479			468,823
2001 - Redemption of 200,000 shares	(200,000)	(1,000)				(1,000)
2001 - 1,315,334 shares issued upon conversion of bridge loans at $.75 per share	1,315,334	6,576	979,924			986,500
2001 - Offering costs associated with share issuances for cash			(254,467)			(254,467)
2002 - Grant of stock options for services			702,800			702,800
Net loss for the year ended February 28, 2002					(3,705,917)	(3,705,917)
Balance at February 28, 2002	29,549,439	147,747	4,608,407		(4,534,905)	221,249
2002 - Shares issued for cash for $.34 per share	993,886	4,969	337,461			342,430
2002 - Shares issued for cash for $.15 per share	1,192,874	5,964	167,002			172,966

CONTINUED ON FOLLOWING PAGE

BIOPHAN TECHNOLOGIES, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from August 1, 1968 (date of inception) to February 28, 2005

	Number of Shares	Common Stock	Additional Paid-in Capital	Stock Subscription Receivable	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
2002 to 2003 - Shares issued for cash for $.25 per share	5,541,100	27,706	1,357,569			1,385,275
2002 to 2003 - Shares issued as commissions on offerings	357,394	1,787	(1,787)			---
2002 to 2003 Cash commissions on offerings			(119,488)			(119,488)
Offering costs			(45,644)			(45,644)
Grant of stock options for services			485,000			485,000
Intrinsic value of beneficial conversion feature of note payable and MRI liability			800,000			800,000
Net loss for the year ended February 28, 2003					(3,438,252)	(3,438,252)
Balance at February 28, 2003	37,634,693	188,173	7,588,520		(7,973,157)	(196,464)
2003 - Shares issued upon conversion of related party loans at $.14 per share	1,268,621	6,343	177,607			183,950
2003 - Shares issued upon conversion of stockholder loan plus accrued interest at $.20 per share	775,000	3,875	151,693			155,568
2003 - Shares issued for cash pursuant to equity line of credit at prices from $.11 to $.23 per share	3,325,757	16,629	474,561			491,190
2003 - Shares issued for option exercises at $.14 per share	3,000,000	15,000	412,847			427,847
2004 - Shares issued for warrant exercises at $.25 and $.50 per share	995,940	4,980	327,864			332,844
2004 - Shares issued for cash pursuant to stock purchase agreement at prices from $.15 to $.40 per share	11,000,000	55,000	2,845,000			2,900,000
2004 - Shares issued upon conversion of related party loans at $.10 per share	7,945,000	39,725	754,775			794,500
Offering costs			(209,528)			(209,528)

CONTINUED ON FOLLOWING PAGE

BIOPHAN TECHNOLOGIES, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from August 1, 1968 (date of inception) to February 28, 2005

	Number of Shares	Common Stock	Additional Paid-in Capital	Stock Subscription Receivable	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
Grant of stock options for services			565,000			565,000
Intrinsic value of beneficial conversion feature of line of credit loans			250,950			250,950
Net loss for the year ended February 29, 2004					(3,718,570)	(3,718,570)
Balance at February 29, 2004	65,945,011	329,725	13,339,289		(11,691,727)	1,977,287
2004 - Shares issued for option exercise at $.32 per share	70,000	350	22,050			22,400
2004 - Shares issued for option exercise at $.50 per share	24,999	125	12,375			12,500
2004 –Shares issued upon exercise of warrants at $.25 per share	868,700	4,343	212,832			217,175
2004 - Shares issued upon exercise of warrants at $.50 per share	926,700	4,634	458,716			463,350
2004 - Shares issued upon exercise of warrants at $1.00 per share	108,375	542	107,833			108,375
2004 – Shares issued upon cashless exercise of warrants	74,047	370	(370)			---
2004 - 2005 - Shares issued for cash pursuant to stock purchase agreement at prices from $.60 to $.70 per share	6,000,000	30,000	3,870,000			3,900,000
2005 - Restricted shares issued in connection with employment agreements at $1.34 per share	200,000	1,000	267,000			268,000
2005 - Restricted shares issued in connection with acquisition of Biophan Europe at $1.34 per share	100,000	500	133,500			134,000
Offering costs			(41,998)			(41,998)
Grant of stock options for services			201,000			201,000
Section 16(b) short swing profits			400,725			400,725
Stock subscription receivable				(150,000)		(150,000)
Net loss for the year ended February 28, 2005					(5,793,547)	(5,793,547)
Balance at February 28, 2005	74,317,832	$ 371,589	$ 18,982,952	$ (150,000)	$(17,485,274)	$ 1,719,267

See notes to consolidated financial statements

BIOPHAN TECHNOLOGIES, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended February 28, 2005	Year ended February 29, 2004	Period from August 1, 1968 (date of inception) to February 28, 2005
Cash flows from operating activities:			
Net loss	$(5,793,547)	$(3,718,570)	$(17,485,274)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	28,020	23,643	92,193
Realized and unrealized losses on marketable securities	--	--	66,948
Accrued interest on note payable converted to common stock	--	11,998	11,998
Amortization of interest on convertible notes payable	--	667,617	1,050,950
Write-down of intellectual property rights	--	--	530,000
Amortization of discount on payable to related party	--	--	75,000
Issuance of common stock for services	268,000	--	369,108
Issuance of common stock for interest	--	--	468,823
Grant of stock options for services	201,000	565,000	1,953,800
Expenses paid by stockholder	--	--	2,640
Changes in operating assets and liabilities, net of effect of acquisition:			
(Increase) decrease in advances receivable	--	10,127	--
(Increase) decrease in due from related parties	(186,737)	(9,854)	(220,959)
(Increase) decrease in prepaid expenses	(22,411)	21,738	(91,596)
(Increase) decrease in security deposits	--	--	(2,933)
Increase (decrease) in accounts payable and accrued expenses	405,821	(89,158)	646,548
Increase (decrease) in due to related parties	--	(9,401)	(43,496)
Increase (decrease) in deferred revenues	225,000	--	225,000
Net cash used in operating activities	(4,874,854)	(2,526,860)	(12,351,250)
Cash flows from investing activities:			
Purchases of property and equipment	(39,302)	(21,625)	(164,689)
Sales of marketable securities	1,150,000	302,000	2,369,270
Purchase of investment	(100,000)	--	(100,000)
Cash paid for acquisition of Biophan Europe, net of cash received of $107,956	(258,874)	--	(258,874)
Purchases of marketable securities	--	(1,150,000)	(2,436,218)
Net cash provided by (used in) investing activities	751,824	(869,625)	(590,511)

CONTINUED ON FOLLOWING PAGE

BIOPHAN TECHNOLOGIES, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended February 28, 2005	Year ended February 29, 2004	Period from August 1, 1968 (date of inception) to February 28, 2005
Cash flows from financing activities:			
Proceeds of bridge loans	--	--	986,500
Loan from stockholder	--	--	143,570
Line of credit borrowing from related party	--	250,950	550,950
Line of credit payments	--	(72,500)	(72,500)
Net proceeds from sales of capital stock	2,850,000	3,252,200	10,213,849
Proceeds from exercise of options	34,900	427,847	462,747
Proceeds from exercise of warrants	788,900	332,844	1,121,744
Short swing profits	400,725	--	400,725
Equity placement costs	(22,107)	(19,891)	(112,536)
Net cash provided by financing activities	4,052,418	4,171,450	13,695,049
Net increase in cash and cash equivalents	(70,612)	774,965	753,288
Cash and cash equivalents at beginning of period	823,900	48,935	--
Cash and cash equivalents at end of period	$ 753,288	$ 823,900	$ 753,288
Supplemental schedule of noncash investing and financing activities:			
Common stock issued for subscription receivable	$ 1,050,000	$ --	$ 1,050,000
Liabilities assumed in conjunction with acquisition of a 51% interest in Biophan Europe and certain intellectual property rights:			
Fair value of assets acquired	$1,105,714		
Cash paid	(366,830)		
Promissory note issued	(200,000)		
Restricted stock issued	(134,000)		
Payables incurred	(226,500)		
Liabilities assumed	$ 178,384	$ --	$ 178,384
Acquisition of intellectual property rights	$ --	$ --	$ 425,000
Issuance of common stock upon conversion of bridge loans	$ --	$ 155,568	$ 1,142,068
Issuance of common stock upon conversion of related party loans	$ --	$ 978,450	$ 978,450

See notes to consolidated financial statements

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidation

The consolidated financial statements include the accounts of Biophan Technologies, Inc. ("Biophan"), its wholly owned subsidiaries, LTR Antisense Technology, Inc.("Antisense")and Nanolution, LLC, formerly MRIC Drug Delivery Systems, LLC, ("Nanolution"), and its majority owned subsidiaries Biophan Europe GmbH ("Biophan Europe"), formerly aMRIs GmbH, and TE Bio LLC ("TE Bio"), collectively referred to as the "Company". All significant intercompany accounts and transactions have been eliminated in consolidation.

Company History

The Company is in the development stage and is expected to remain so for at least the next twelve months. The Company is developing technologies that make biomedical devices safe and compatible for use in an MRI (Magnetic Resonance Imaging) machine.

The Company was incorporated under the laws of the State of Idaho on August 1, 1968. On January 12, 2000, the Company changed its domicile to Nevada by merging into a Nevada corporation, and on July 19, 2001, changed its name to Biophan Technologies, Inc.

The Company has not generated any material revenues throughout its history. The Company's ability to continue in business is dependent upon obtaining sufficient financing or attaining future profitable operations.

Revenue Recognition

The Company earns and recognizes revenue under development agreements when the phase of the agreement to which amounts relate is completed and the Company has no further performance obligation. Completion is determined by the attainment of specified milestones including a written progress report. Advance fees received on such agreements are deferred until recognized.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Depreciation

Depreciation of property and equipment is provided by the double declining balance and straight-line methods over the estimated useful lives of the related assets. Costs for internally developed intellectual property rights with indeterminate lives are expensed as incurred.

Intangible Assets

At each balance sheet date, the Company evaluates the period of amortization of intangible assets. The factors used in evaluating the period of amortization include: (i) current operating results, (ii) projected future operating results, and (iii) any other material factors that affect continuity of the business.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply when the differences are expected to be realized. A valuation allowance is recognized if it is anticipated that some or all of the deferred tax asset may not be realized.

Loss Per Share

Basic loss per common share is computed by dividing net loss by the weighted- average number of shares of common stock outstanding during the period. Diluted loss per common share gives effect to dilutive options, warrants and other potential common stock outstanding during the period. Potential common stock has not been included in the computation of diluted loss per share, as the effect would be antidilutive.

Stock Options

The Company has elected to apply Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options issued to employees (intrinsic value) and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Had the Company elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, the Company's net loss and loss per common share would have been as follows:

Year ended February 28	2005	2004
Net loss - as reported	$(5,793,547)	$(3,718,570)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	201,000	118,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(342,000)	(241,000)
Net loss - pro forma	$(5,934,547)	$(3,841,570)
Basic and diluted loss per share - as reported	$ (.08)	$ (.08)
Basic and diluted loss per share - pro forma	$ (.08)	$ (.08)

The Company's assumptions used to calculate the fair values of options issued during the year ended February 28, 2005 were (i) risk-free interest rates of 4.04% through 4.50%, (ii) expected lives of 5 to 10 years, (iii) expected volatility of 88% through 150%, and (iv) expected dividends of zero.

The Company's assumptions used to calculate the fair values of options issued during the year ended February 29, 2004 were (i) risk-free interest rates of 3.17% through 4.38%, (ii) expected lives of 5 to 10 years, (iii) expected volatility of 160%, and (iv) expected dividends of zero.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates.

Reclassification

For comparative purposes, certain amounts in the accompanying statement of operations for fiscal 2004 have been reclassified to conform to the presentation used for fiscal 2005.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on the fair value of the equity or liability instruments issued. Per APB No. 25, compensation expense was recognized only to the extent the fair value of common stock exceeded the stock option exercise price at the measurement date. In addition, the pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. Under the effective date provisions included in SFAS No. 123R, the Company would have been required to implement SFAS No. 123R as of the first interim or annual period that begins after June 15, 2005. On April 14, 2005, the SEC delayed the effective date which allows companies to implement SFAS No. 123R at the beginning of the first fiscal year after June 15, 2005, which would be March 1, 2006 for the Company. The Company is evaluating the requirements of SFAS No. 123R and expects that the adoption will have a material impact on the consolidated results of operations and earnings per share similar to the current pro-forma disclosures under SFAS No. 123. (see "Stock Options " above).

2. BUSINESS COMBINATIONS

Effective June 3, 2004, the Company executed final agreements for the acquisition of a 51% ownership interest in TE Bio, LLC ("TE Bio"), a newly formed limited liability company that acquired an exclusive license to certain technology from Biomed Solutions, LLC ("Biomed"). TE Bio is also owned 46.5% by Biomed, a related company, and 2.5% by Stuart G. MacDonald, Vice-President of Research and Development for the Company. The primary reason for the acquisition was the development of an implantable biothermal battery using body heat gradients to power medical devices. The Payment Agreement (the "Agreement") provides for the investment in TE Bio of $300,000 per year for three years from the Company's working capital. In addition, the Company will provide certain administrative, marketing, and research and development services to TE Bio. The results of operations of TE Bio from June 3, 2004 to February 28, 2005 are included in the accompanying consolidated statement of operations. TE Bio had no significant assets, liabilities or operations at time of acquisition.

On February 24, 2005, the Company entered into an agreement for the purchase of a 51% ownership interest in aMRIs GmbH, a German company formed November 2004. Concurrently, aMRIs acquired a 58.4% interest in MR:comp GmbH. The name of aMRIs was subsequently changed to Biophan Europe GmbH. For accounting purposes, the acquisition is treated as a purchase as of February 28, 2005. Operating results of the subsidiary for the period from February 25 through February 28, 2005 were not material and are not included.

The principal reasons for the acquisition, in addition to obtaining a European market presence, were to add complementary intellectual property to the Company's existing technologies, further expertise to its management team, and additional research and development capabilities. Accordingly, in connection with the purchase, the Company executed an exclusive license agreement for certain patents related to the Company's own proprietary technologies in the area of MRI safety and compatibility, employment agreements with key executives of aMRIs and agreed to contribute to aMRIs $2,000,000 over four years for funding specific salaries and research and development expenses.

Total consideration for the 51% interest in aMRIs and for intellectual property rights was $1,105,714, consisting of the following:

Cash paid	$ 132,500
Promissory note issued	200,000
Amount payable in cash	92,500
Amount payable in restricted stock	134,000
Restricted stock issued (100,000 shares)	134,000
Direct acquisition costs	234,330
Liabilities assumed	178,384
Total purchase price	$1,105,714

The allocation of the purchase price is as follows:

Intellectual property rights (estimated useful life of 17 years)	$ 927,738
Current assets	176,954
Equipment	1,022
Total	$1,105,714

The following summarized pro forma consolidated statement of operations (unaudited) for the year ended February 28, 2005, assumes the acquisition of aMRIs as if it had occurred on March 1, 2004:

Operating expenses:	
Research and development	$ 2,737,038
General and administrative	3,505,300
	6,242,338
Operating loss	(6,242,338)
Other income	246,745
Net loss	$(5,995,593)
Loss per common share-basic and diluted	$ (0.09)
Weighted average shares outstanding	69,263,893

3. PREPAID EXPENSES:

Prepaid expenses at February 28, 2005 consist of the following:

Prepaid royalties	$ 25,000
Prepaid legal fees	20,000
Prepaid insurance	23,071
Prepaid supplies	18,125
Other	5,400
	$ 91,596

4. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following:

		Depreciation/ Amortization Period
Furniture & Equipment	$66,346	5-7 years
Computers	45,206	5 years
Internet Web site	54,159	7 years
	165,711	
Less accumulated depreciation	(92,193)	
	$73,518	

Depreciation expense for the years ended February 28, 2005 and February 29, 2004 amounted to $28,020 and $23,643, respectively. Depreciation expense for the period from August 1, 1968 (date of inception) to February 28, 2005 was $92,193.

5. INTELLECTUAL PROPERTY RIGHTS:

Certain intellectual property rights were acquired on December 1, 2000 in connection with the merger that established the Company in its present form. Additional intellectual property rights were acquired on February 24, 2005 in connection with the acquisition of aMRIs GmbH. All such rights encompass the utilization of new proprietary technology to prevent implantable cardiac pacemakers and other critical and life-sustaining medical devices from being affected by MRI and other equipment using magnetic fields, radio waves and similar forms of electromagnetic interference. Estimated amortization expense for the next five years is as follows:

Fiscal year ending February,	Amount
2006	$48,000
2007	48,000
2008	48,000
2009	48,000
2010	48,000

6. INVESTMENT:

Represents a 10% investment in common stock of New Scale Technologies, Inc., stated at cost.

7. NOTE PAYABLE:

The note payable in the amount of $200,000, bearing interest at 2.74% per annum, is payable on June 1, 2005 to the previous owners of Biophan Europe GmbH (formerly aMRIs GmbH). The note was issued on February 24, 2005 as part of the consideration for the acquisition of a 51% ownership interest in Biophan Europe GmbH. The carrying amount for the note payable approximates its fair value due to the short-term nature of the note.

8. STOCKHOLDERS' EQUITY:

On February 5, 2004, the Company entered into a second stock purchase agreement with SBI Brightline Consulting, LLC ("SBI") that obligates SBI to purchase, upon the Company's election, up to 17,750,000 shares of common stock for an aggregate purchase price of $25.0 million. Currently, only 6,000,000 shares covered by the stock purchase agreement have been registered for resale by SBI under the Security Act. SBI will not be obligated to purchase the remaining shares covered by the stock purchase agreement unless and until the Company has registered the resale of such shares by SBI. During the year ended February 28, 2005, the Company elected to sell the 6,000,000 shares to SBI for an aggregate of $3,900,000, of which $2,850,000 had been received as of February 28, 2005 and $3,750,000 to date.

On February 24, 2005, in connection with the acquisition of Biophan Europe (see Note 2), 100,000 shares of restricted stock, valued at $134,000, were issued and fully charged to intellectual property rights in the accompanying consolidated balance sheet; and in connection with Employment Agreements of the same date, 200,000 shares of restricted stock valued at $268,000 were issued to two key executives of the German subsidiary company aMRIs GmbH and fully charged to operating expenses in the accompanying consolidated statement of operations.

During the year ended February 28, 2005, the Company issued 1,903,775 shares of stock upon the exercise of warrants for total proceeds of $788,900 and issued 74,047 shares upon exercise of cashless warrants. As of February 28, 2005, warrants to purchase 1,525,029 shares of our common stock were outstanding. The exercise prices for these warrants range from $.10 per share to $1.00 per share, and the weighted-average exercise price for all of the outstanding warrants is $.32 per share. In addition, during the year, 94,999 shares of stock were issued upon the exercise of options for total proceeds of $34,900.

Additional paid-in capital was further increased by $201,000 of expense related to stock options issued during the year for services and by $400,725 of profits from a related company owed pursuant to the "short swing profit" rules of the Securities Exchange Act of 1934.

9. COMMITMENTS:

Lease Obligation

The Company is obligated under an operating lease for office space expiring January 30, 2008. The Company may terminate the lease upon ninety days prior written notice to the landlord. Following are the minimum future payments under this lease for the years ending February 28:

2006	$ 60,996
2007	60,996
2008	55,913
	$ 177,905

Rent expense charged to operations under this operating lease aggregated $58,546 and $57,899 for the years ended February 28, 2005 and February 29, 2004, respectively. Rent expense charged to operations for the period from August 1, 1968 (Date of Inception) to February 28, 2005 was $182,433.

Cooperation Agreement

The Company's subsidiary, Biophan Europe, has a cooperation agreement with a German university to test and further develop coronary stents whereby the parties provide personnel and know-how. The agreement is for a term of one year ending May 31, 2006. Biophan Europe is committed to assume costs of the project up to an amount of approximately $133,000.

License Agreements

The Company is obligated under five license or royalty agreements for patents that expire at various dates through 2024. These agreements may be terminated by the Company with 60 days written notice. Aggregate minimum future payments over the remaining life of the patents under these agreements total $5,777,500. License/royalty expense charged to operations was $89,880 and $15,000 for the years ended February 28, 2005 and February 29, 2004, respectively.

Employment Agreements

Biophan has employment agreements with its executive officers that renew annually unless terminated by either party. Such agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses that are payable if specified management goals are attained. Biophan Europe has employment agreements with two key employees that expire on February 24, 2009. These agreements provide for base salaries, bonuses based on attaining certain milestones, a restricted stock grant and stock options. The aggregate commitment for future base salaries at February 28, 2005, excluding bonuses and other awards, was $520,000.

10. RELATED PARTY TRANSACTIONS:

The Company has affiliations with three entities, Biomed Solutions, LLC ("Biomed"), Technology Innovations, LLC ("TI") and Myotech, LLC ("Myotech"), that are related by virtue of common management personnel and stock ownership. During the current year, the Company charged Biomed and Myotech for services of certain Company personnel and charged Biomed, TI and Myotech for expenses allocable to and paid on their behalf. The total of these charges was $404,754. During the year ended February 29, 2004 the Company paid expenses on behalf of Biomed and TI aggregating $120,081. At February 28, 2005, the combined balances due from these related parties was $ 220,959. The amounts do not bear interest and the Company received payment within forty-five days.

During the year ended February 28, 2005, the Company was billed $9,000 for legal services provided by Bramson & Pressman of which Robert S. Bramson, a director of the Company, is a partner.

11. STOCK-BASED COMPENSATION PLAN:

The Company has a stock option plan (the "Plan") which provides for the granting of nonqualified or incentive stock options ("ISO") to officers, key employees, non-employee directors and consultants. The Plan authorizes the granting of options to acquire up to 13,000,000 common shares. ISO grants under the Plan are exercisable at the market value of the Company's stock on the date of such grant. Nonqualified option grants under the Plan are exercisable at amounts determined by the board of directors. All options under the Plan are exercisable at times as determined by the board of directors, not to exceed 10 years from the date of grant. Additionally, the Plan provides for the granting of restricted stock to officers and key employees.

The following table summarizes activity in stock options:

	Options	Weighted-average Exercise Price
Outstanding at February 28, 2003	2,489,995	. 48
Granted	4,469,998	.17
Forfeited	(90,000)	.30
Exercised	(3,000,000)	.14
Outstanding at February 29, 2004	3,869,993	.39
Granted	4,149,859	.96
Forfeited	--	--
Exercised	(94,999)	.37
Outstanding at February 28, 2005	7,924,853	$ .69
Weighted-average fair value of options granted during the year ended February 28, 2005 and February 29, 2004,respectively	$ .61	$ .16

The following table summarizes information about stock options outstanding and exercisable at February 28, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Contractual Life	Weighted Average Remaining Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ .10 - $.18	1,440,000	8.67 years	$ .17	845,000	$ .16
$ .30 - $.43	735,000	6.95 years	$ .41	735,000	$ .41
$ .50 - $.95	2,009,994	6.61 years	$ .57	1,483,994	$ .54
$ .97-$1.00	3,255,000	8.97 years	$ .97	245,000	$1.00
$1.18-$1.26	484,859	9.38 years	$1.21	67,359	$1.19
$.10 - $1.26	7,924,853	7.94 years	$ .69	3,376,353	$ .46

At February 28, 2005, 5,075,147 shares of common stock were reserved for future issuance of stock options.

12. INCOME TAXES:

As of February 28, 2005, the Company had net operating loss carryforwards of approximately $14,080,000 for federal income tax purposes, which expire through 2025.

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is as follows:

Year Ended February 28 and 29,	2005	2004
Tax benefit at U.S. statutory rates	34 %	34 %
Increase in valuation allowance	(34)%	(34)%
	-0-%	-0-%

Deferred tax asset is comprised of the following:

February 28, 2005	
Net operating loss carryforwards	$4,627,000
Write-down of intellectual property rights	160,000
Total deferred tax asset	4,787,000
Valuation allowance	(4,787,000)
Net deferred tax asset	$ -0-

13. SUBSEQUENT EVENTS:

On May 27, 2005, the previous financing agreement the Company had with SBI Brightline Consulting, LLC was cancelled and a new agreement was executed with SBI Brightline XI, LLC. The new agreement provides a $30 million fixed price financing for up to 10,000,000 shares at prices ranging from $2 to $4 a share. The sales of stock must be taken in sequential tranches of 1 million shares each and the financing requires the shares to be registered for sale.

Also on May 27, 2005, the Company entered into an unsecured loan agreement with Biomed Solutions LLC, a related company, whereby Biomed has agreed to provide a line of credit facility of up to $2 million. Borrowings under the line bear interest at 8% per annum and are convertible at 90% of the average closing price for the 20 trading days preceding the date of borrowings under the line. Additionally, Biomed will receive pro-rata warrant coverage of up to 500,000 shares, in the event that the facility is fully utilized, with the warrants priced at 110% of the average closing price for the 20 trading days preceding the date of execution of the credit agreement.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 8A. CONTROLS AND PROCEDURES.

Based on their evaluation as of the end of the period covered by this annual report on Form 10-KSB, our principal executive officer and principal financial officer, with the participation and assistance of our management, concluded that our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, were effective in design and operation. There have been no changes in our system of internal control over financial reporting in connection with the evaluation by our principal executive officer and principal financial officer during our fiscal quarter ended February 28, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8B. OTHER INFORMATION

On February 5, 2004, we terminated the stock purchase agreement between the Company and SBI Brightline Consulting, LLC that obligated SBI to purchase, upon our election, up to 17,750,000 shares of our common stock for an aggregate purchase price of $25 million. SBI was not obligated to purchase shares pursuant to this stock purchase agreement unless the resale of the shares by SBI was registered under the Securities Act. Only 6,000,000 shares covered by this stock purchase agreement were registered and during the year these share were sold to SBI resulting in aggregate proceeds of $3,900,000. On May 27, 2005, a new agreement was executed with SBI Brightline XI, LLC providing for a $30 million fixed price financing for up to 10,000,000 shares, in tranches of 1,000,000 shares, at prices ranging from $2.00 to $4.00 per share at our election. The new agreement also requires registration under the Securities Act before purchase of shares by SBI. There are no warrants associated with this agreement.

On May 27, 2005, we executed a line of credit facility of up to $2 million with Biomed Solutions, LLC, an affiliate of Biophan managed by Biophan CEO Michael Weiner. Any borrowings under the line bear interest at 8% per annum and are convertible into shares of our common stock at 90% of the average closing price for the 20 trading days preceding the date of the borrowing. In addition, Biomed will receive pro-rata warrant coverage of up to 500,000 shares, in the event that the facility is fully utilized, with the warrants priced at 110% of the average closing price for the 20 trading days preceding the date of execution of the credit agreement.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The officers and directors of Biophan are as follows:

Name	Age	Title
Guenter H. Jaensch	66	Chairman of the Board
Michael L. Weiner	57	Director, Chief Executive Officer, President
Robert J. Wood	65	Vice-President, Treasurer, Secretary, Chief Financial Officer
Stuart G. MacDonald	56	Vice-President-Research and Development
Jeffrey L. Helfer	52	Vice-President-Engineering
John F. Lanzafame	37	Vice-President-Business Development
Robert S. Bramson	66	Director
Steven Katz	56	Director
Ross B. Kenzie	73	Director
Michael Friebe	40	Director

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors may be filled by majority vote of the remaining directors. Officers serve at the will of the Board of Directors.

Guenter H. Jaensch, Ph.D is the former Chairman and CEO of Siemens Pacesetter, Inc., a manufacturer of pacemakers. During his more than twenty-five years at Siemens, Dr. Jaensch held various senior executive positions prior to running Siemens Pacesetter, including President of Siemens Communications Systems, Inc. from August 1983 to March 1985, Chairman and President of Siemens Corporate Research and Support, Inc., from April 1982 to September 1991 and Chairman and CEO of Siemens Pacesetter, Inc. and Head of the Cardiac Systems Division of Siemens AG Medical Engineering Group from October 1991 to September 1994. Dr. Jaensch holds a Masters Degree in Business Administration and a Ph.D. in Business and Finance from the University of Frankfurt and taught business and statistics at the University prior to joining Siemens in 1969. In 1994, he joined St. Jude Medical as Chairman and CEO of Pacesetter, Inc., a St. Jude Medical Company, and retired in 1995 to manage his personal investments. Since December 1997 he has been a director of MRV Communications, a publicly traded company which is a leading company in the fiber optic technology business. Dr. Jaensch has been a director of Biophan since March 2002.

Michael L. Weiner began his career at Xerox Corporation in 1975 where he served in a variety of capacities in sales and marketing, including manager of software market expansion and manager of sales compensation planning. In 1982, he received the President's Award, the top honor at Xerox for an invention benefiting a major product line. In 1985, Weiner founded Microlytics, a Xerox spin-off company which developed technology from the Xerox Palo Alto Research Center into a suite of products, including the award winning Word Finder thesaurus, with licenses out to over 150 companies, including Apple, Microsoft, and Sony. Microlytics was acquired by a merger with a public company in 1990, which Weiner then headed up through 1993. In January, 1993 Weiner co-founded TextWise, a company developing natural language search technologies for the intelligence community. In 1995, Weiner co-founded and served as CEO of Manning & Napier Information Services (MNIS), a Rochester-based company providing patent analytics, prior art searches, and other services, for the U.S. Patent and Trademark Office and many large corporations, and which subsequently acquired TextWise. He held this position until January of 1999. MNIS remains private, and has generated several spin-off companies (Talavara and IP.COM). TextWise won the Department of Commerce Tibbet's Award for SBIR research in 1998. In February 1999, Weiner founded Technology Innovations, LLC, to develop intellectual property assets. In August 2000, Technology Innovations created a subsidiary, Biomed Solutions, LLC, to pursue biomedical and nanotechnology opportunities, investing in embryonic-to-seed stage innovations which generate new ventures and/or licenses. These companies are holding companies for intellectual property assets and equities in other ventures.

Mr. Weiner serves on the Boards of Biomed Solutions, LLC, Technology Innovations, LLC, Speech Compression Technologies, LP (an R&D partnership commenced in 1989 to pursue compression technologies) OncoVista, Inc., NaturalNano, Inc., Myotech, LLC, TE Bio, LLC and Nanoset, LLC. Mr. Weiner holds seventeen U.S. patents. Mr. Weiner has been CEO and a director of Biophan since December 2000.

Robert J. Wood is a Certified Public Accountant with extensive experience in public accounting and business consulting. He began his career at Price Waterhouse & Co. in 1962 after graduating from St. John Fisher College with a B.B.A. in Accounting. From 1973 to 2000, he was consecutively owner/partner of Metzger, Wood & Sokolski, CPAs (through December 1985), Mengel, Metzger, Barr & Co., LLP (through December 1990), and Wood & Company, CPAs, P.C. (through November 2000), all in Rochester, New York. In December 2000, his practice was acquired by a regional CPA firm, Eldredge, Fox and Porretti, LLP and he was engaged in business consulting until joining Biophan as full-time Chief Financial Officer in August 2001. Effective March 1, 2004, Mr. Wood was appointed Secretary. He is a member of the New York State Society of Certified Public Accountants. A portion of Mr. Wood's time is spent assisting with the fiscal management of Biomed Solutions, LLC, a related company, for which Biophan is reimbursed.

Stuart G. MacDonald is experienced in research and development with a broad engineering and science background, emphasizing a systems approach to developing complex technology. From January 1995 through December 2000, Mr. MacDonald was employed at Ortho-Clinical Diagnostics, a Johnson & Johnson company, in Rochester, New York, holding the position of Director-Engineering from 1996 to mid-1997 and Vice-president, Clinical Lab Instrumentation R&D from mid-1997 through December 2000. He was responsible for overall management of the R&D group, including personnel, administration and financial performance. He worked at Eastman Kodak Company from 1971 to 1994, rising to the position of Assistant Director, Clinical Diagnostic

Research Labs. Mr. MacDonald has a B.S. in Mechanical Engineering and Masters of Engineering degree from Cornell University. He is also licensed as a professional engineer by the State of New York. Mr. MacDonald was employed by Biophan as Vice-President-Research and Development in January 2001. A portion of Mr. McDonald's time is spent assisting with the research program of Biomed Solutions, LLC, a related company, for which Biophan is reimbursed.

Jeffrey L. Helfer has a background that includes 28 years in new product and technology development, systems management, new business development, and regulatory affairs, having served in a number of positions at Eastman Kodak Company for 19 years until November 1994 and from December 1994 to September 2001 at Ortho-Clinical Diagnostics (OCD) in Rochester, New York, a Johnson & Johnson company. Most recently, he was program director within OCD's Product Development and Program Management Center of Excellence, where he was responsible for systems management of OCD's next-generation clinical chemistry platform. He also held positions as Program Director and Director of Regulatory Affairs from April 2000 to September 2001, Director of Engineering from January 1997 to March 2000, Director of New Business Development from February 1995 to December 1996, and headed up multiple international and corporate initiatives to improve product performance and business processes. He holds a B.S. from Rochester Institute of Technology and an M.S. from the University of Rochester, both in Mechanical Engineering. Mr. Helfer is a Johnson & Johnson certified Design for Six Sigma Black Belt and a New York State Professional Engineer. Mr. Helfer was employed by Biophan as Vice-President-Engineering in October 2001. A portion of Mr. Helfer's time is spent assisting with the research program of Biomed Solutions, LLC, a related company, for which Biophan is reimbursed.

John F. Lanzafame has fifteen years experience in the medical device industry, with a background that includes education in chemical and industrial engineering. Until early 2004, Mr. Lanzafame was employed by STS Biopolymers, Inc., a privately held medical device company that marketed high performance polymer-based coatings for the medical device industry, including drug eluting surfaces for devices such as coronary stents and indwelling catheters. Mr. Lanzafame held a variety of positions with STS Biopolymers, including positions in research, product development, and sales and marketing, ultimately leading to his assuming the position of President of STS Biopolymers beginning in 2003. In 2004, Mr. Lanzafame left STS Biopolymers following sale of the company to Angiotech Pharmaceuticals, and is currently Vice President, Business Development for Biophan, and President of Nanolution, Biophan's drug delivery division. This newly formed division was created to leverage new discoveries in the field of nanotechnology for the purposes of targeted drug delivery and highly controlled drug elution from medical devices.

Robert S. Bramson is an engineer and patent attorney and since 1996 has been a partner in Bramson & Pressman, a law firm that focuses on patent and technology licensing matters. He is former head of the Computer and Technology law group of Schnader, Harrison, Segal & Lewis (where he worked from 1968 to 1989); former Vice President and General Patent and Technology Counsel for Unisys (from 1989 to 1990); founder and former CEO of InterDigital Patents Corporation, a patent licensing company (from 1992 to 1995); former Licensing Counsel for Abbott Laboratories (from 1963 to 1966); and has been Adjunct Professor of Patent Law, Computer Law and (presently) Licensing Law at Temple Law School, Rutgers Law School and Villanova Law School at different times (from 1980 to date). Mr. Bramson has been a director of Biophan since July 2001.

Steven Katz is President of Steven Katz & Associates, Inc., a technology-based management consulting firm specializing in strategic planning, corporate development, new product planning, technology licensing, and structuring and securing various forms of financing since 1982. From January 2000 until October 2001, Mr. Katz was President and Chief Operating Officer of Senesco Technologies, Inc., a public company engaged in the development of proprietary genes with application to agro-biotechnology. >From 1983 to 1984 he was the co-founder and Executive Vice President of S.K.Y. Polymers, Inc., a biomaterials company. Prior to S.K.Y. Polymers, Inc., Mr. Katz was Vice President and General Manager of a non-banking division of Citicorp. >From 1976 to 1980 he held various senior management positions at National Patent Development Corporation, including President of three subsidiaries. Prior positions were with Revlon, Inc. (1975) and Price Waterhouse & Co. (1969 to 1974). Mr. Katz received a Bachelor of Business Administration degree in Accounting from the City College of New York in 1969. He is presently a member of the Board of Directors of USA Technologies, Inc., a publicly held corporation, and several other private companies. Mr. Katz has been a director of Biophan since July 2001.

Ross B. Kenzie is a former Chairman and Chief Executive Officer of Goldome Bank, from which he retired in June 1989. He was previously Executive Vice President of Merrill Lynch & Co., in the New York worldwide headquarters, and is a former member of the Merrill Lynch & Co. Board of Directors. He is a former Director of the Federal Home Loan Bank of New York (from 1984 to 1988) and served on the boards of the National Council of Savings Institutions (from 1982 to 1986), the Federal Reserve Bank of New York, Buffalo Branch (from 1985 to 1987), and the Savings Banks Association of New York State (from 1984 to 1987). Mr. Kenzie was a Director of Millard Fillmore Hospitals (from 1982 to 1995) and is currently Past Chairman Emeritus. He served on the Board of the Kaleida Health, Education and Research Foundation (from 1998 to 2000) and is currently on its Investment Committee. He was a Director of the Health Systems Agency of Western New York (from 1988 to 1991), and was a member of the Western New York Commission on Health Care Reform (from 1987 to 1990). Mr. Kenzie was a member of the College Council of the State University College at Buffalo (from 1981 to 1998) and served as Chairman. He was a Director of the College's Foundation and a member of its Finance Committee (from 1984 to 1998) and is currently on its Investment Committee. He served on the Council of the Burchfield-Penney Art Center (from 1990 to 2001) and the Albright Knox Art Gallery (from 1983 to 1985). He is also a member of the Board, and the Chairman of the Investment Committee of the State University at Buffalo Foundation. Mr. Kenzie currently serves on the boards of several companies including the publicly held Rand Capital Corporation and many entrepreneurial ventures that are privately held, including the Boards of Members of Biomed Solutions LLC and Technology Innovations, LLC. Mr. Kenzie has been a director of Biophan since December 2000.

Michael H. Friebe, Ph.D. is Chief Executive Officer and President of Tomovation GmbH and BIOPHAN Europe GmbH. Tomovation is a German company that owns and operates imaging centers in Germany and makes investments in early stage European medical technology companies. Prior to forming Tomovation, Dr. Friebe was the founder of Neuromed AG and the president of UMS-Neuromed. These companies operated mobile MRI, CT and PET systems in a number of European Countries. Dr. Friebe received his degrees in Electrical Engineering from the University of Stuttgart in Germany, and a PhD in medical engineering from the University of Witten in Germany. He also holds a Masters degree in Management from Golden Gate University in San Francisco. He is a member of several professional engineering and medical societies. Dr. Friebe is also a member of the board of INTRAOPMEDICAL, Inc., Santa Clara, CA and was elected to Biophan's board in February 2005.

Committees

The Board of Directors has an Audit Committee consisting of Messrs. Bramson, Katz and Kenzie and a Compensation Committee consisting of Messrs. Bramson, Katz and Kenzie. The responsibilities of the Audit Committe include appointing, retaining, replacing, compensating and overseeing the work of the independent accountants, who report to, and are directly accountable to, the Committee. The Audit Committee reviews with the independent accountants the results of the audit engagement, approves professional services provided by the accountants including the scope of non-audit services, if any, and reviews the adequacy of our internal accounting controls. The Board of Directors has determined that Messrs. Katz and Kenzie, both independent directors, meet the qualifications as an "audit committee financial expert".

The Compensation Committee makes recommendations to the Board regarding executive and employee compensation and benefits.

Code of Ethics

The Company has adopted a Code of Ethics for Senior Financial Officers that is applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Potential Conflicts of Interest

Messrs. MacDonald, Helfer, Wood and other of our employees from time to time spend a portion of their time on the business affairs of Biomed or its affiliates, for which Biomed reimburses us a percentage of their salary and benefits. Our Board of Directors reviews this arrangement on a regular basis. Currently, Biomed reimburses us for less than 50% of the payroll costs of Messrs. MacDonald, Helfer, Wood and others. The Board of Directors does not believe that any conflicts of interest arise as a result of this policy, but it monitors the relationship on an ongoing basis.

Michael Weiner devotes the majority of his time to our company. His employment agreement with us requires a majority of his time, allowing him to attend to certain administrative duties of Technology Innovations, its subsidiary, Biomed, and Speech Compression Technologies, LP, an R&D partnership holding certain assets. Mr. Weiner is a member and the manager of Biomed and of Technology Innovations. Ross Kenzie, one of the Biophan directors, is on the Board of Members of each of Technology Innovations and Biomed. Biomed is in the business of identifying and acquiring technologies in the biomedical field for exploitation.

Biomed is an investor in Nanoset, and Mr. Weiner serves on the board of Nanoset. Subsequent to the formation of Nanoset and Mr. Weiner's joining their board, Mr. Weiner learned that the nanomagnetic particle technology held by Nanoset might be applicable to the MRI safety goals of Biophan. Mr. Weiner brought this technology to our attention, and we eventually licensed the technology from Nanoset. Biomed holds a 33% interest in Nanoset. Our license agreement with Nanoset was negotiated based on arms-length negotiations. Mr. Weiner and Mr. Kenzie each abstained from voting on whether to approve the license agreement.

Biomed is also a 25% investor in Myotech, LLC. Messrs. Weiner, MacDonald and Helfer serve on the board of managers of Myotech. Myotech is developing a biomedical device that does not compete with those being developed by us.

Biomed has agreed that all intellectual property developed by the employees of Biomed that is in the area of MRI Safe and/or Image Compatible Technology (MRI Technology) and HIV Antisense will be assigned to us. Per this agreement, MRI Technology means the technology necessary to enable medical devices to be resistant to radio frequency and static and gradient electromagnetic fields produced by MRI machines. HIV Antisense is a method of treating HIV.

Our independent directors will make all determinations and decisions relating to the issue involving Biomed and its affiliates described above, without the vote of either Mr. Weiner or Mr. Kenzie. In addition, the Board will act to ensure that Mr. Weiner and Mr. Kenzie discharge their obligations to us in accordance with their fiduciary duties to us.

Limitation on Liability and Indemnification of Directors and Officers

Under Nevada Revised Statutes Section 78.138, a director or officer is generally not individually liable to the corporation or its shareholders for any damages as a result of any act or failure to act in his capacity as a director or officer, unless it is proven that:

- his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and
- his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of Biophan will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director's or officer's fiduciary duty and does not eliminate or limit the right of Biophan or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

As permitted by Nevada law, Biophan's By-Laws include a provision which provides for indemnification of a director or officer by us against expenses, judgments, fines and amounts paid in settlement of claims against the director or officer arising from the fact that he was an officer or director, provided that the director or officer acted in good faith and in a manner he or she believed to be in or not opposed to our best interests. Biophan has purchased insurance under a policy that insures both Biophan and its officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Scientific Advisory Board

From time to time, we call upon the advice of members of our Scientific Advisory Board who currently serve without fixed cash compensation but are each entitled to receive 8,333 options upon completion of each full year of membership. The members of our Board are:

Bradford C. Berk, M.D., Ph.D. - Since 1998, Dr. Berk has been Director, Center of Cardiovascular Research; Paul N. Yu Professor and Chief of Cardiology; Charles A. Dewey Professor and Chairman of Medicine, University of Rochester Medical Center. Dr. Berk has clinical expertise in adult cardiology and scientific expertise in cardiovascular medicine, particularly vascular biology.

David A. Glocker, Ph.D. – Dr. Glocker is president of Isoflux Incorporated, a manufacturer of sputter coating equipment. Prior to founding Isoflux in 1993 he led a group at the Eastman Kodak Company that was responsible for the development of coating processes for many Kodak products. He has published numerous articles on coating technology and holds more than 25 patents in the field.

Herbert A. Hauptman, Ph.D. - In 1970, Dr. Hauptman joined the crystallographic group of the Hauptman-Woodward Medical Research Institute (formerly the Medical Foundation of Buffalo) of which he became Research Director in 1972. He currently serves as President of the Hauptman-Woodward Medical Research Institute as well as Research Professor in the Department of Biophysical Sciences and Adjunct Professor in the Department of Computer Science at the University of Buffalo. He was awarded the 1985 Nobel Prize in Chemistry and was elected to the National Academy of Sciences in 1988.

Ray Kurzweil, B.S. - Founder, Chairman, and CEO of Kurzweil Technologies, Inc., a technology development company, since 1995. President Clinton awarded Mr. Kurzweil the National Medal of Technology in 1999, for his invention of the Kurzweil Reading Machine for the Blind. Mr. Kurzweil was inducted into the National Inventor's Hall of Fame in 2002, and received the Lemelson-MIT Prize in 2001. Mr. Kurzweil also developed Kurzweil Voice Recognition System, and Kurzweil Music Synthesizer. He is a renowned best-selling author and lecturer.

Andreas Melzer, M.D. – Dr. Melzer is Professor of applied biomedical engineering, Director and Chairman of the Board at the Institute for Medical Technologies and Management in Medicine INSITE med. at the University of Applied Sciences in Gelsenkirchen, Germany. He also holds a clinical position as part-time staff radiologist at the Department of Diagnostic and Interventional Radiology at St. Mary's Hospital Buer in Gelsenkirchen, Germany. He has co-invented more than 30 patents and has authored over 150 publications. Additionally, Dr. Melzer is engaged as co-organizer, chairman, and invited speaker of various medical conferences, and is a board member of several medical societies, as well as professional committees.

Kevin Parker, M.S., Ph.D. - Dean Parker is a Professor of Electrical and Computer Engineering, Radiology, and Bioengineering at the University of Rochester. In 1998, Dr. Parker was named Dean of the School of Engineering and Applied Sciences.

Frank G. Shellock, Ph.D. – Dr. Shellock is Adjunct Clinical Professor of Radiology and Medicine at the Keck School of Medicine, University of Southern California and the Founder of the Institute for Magnetic Resonance Safety, Education, and Research (www.IMRSER.org); Dr. Shellock is a world-renowned expert on MRI safety. He created the internationally popular web site, www.MRIsafety.com. Dr. Shellock has authored five medical textbooks, over 60 book chapters, and more than 190 peer-reviewed articles. In 2004, the International Society for Magnetic Resonance in Medicine recognized the significant contributions Dr. Shellock has made to the scientific and educational mission of the ISMRM by designating him a Fellow of the Society.

Henry M. Spotnitz, M.D. - Since 1994, Dr. Spotnitz has been Vice-Chairman, Research and Information Systems Department of Surgery at Columbia Presbyterian Medical Center.

Jianhui Zhong, Ph.D. - Professor Zhong joined the University of Rochester in 1997 and is currently an Associate Professor of Radiology, Physics, and Biomedical Engineering, and Director of the MRI Research Group at the University Medical Center.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our executive officers and directors and persons who own more than ten percent of our common stock to file reports of ownership and changes in ownership with the SEC. Such executive officers, directors and greater than ten percent stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file. Based solely on representations from certain reporting persons, we believe that, with respect to the year ended February 28, 2005, the following transactions applicable to our executive officers, directors and ten percent stockholders required by Section 16(a) were not made timely. On July 13, 2004, the date of our Annual Shareholders Meeting, each non-management director was granted 210,000 options. On the same date, executive officers Messrs. Weiner, Wood, MacDonald and Helfer were granted 1,000,000, 425,000, 425,000 and 400,000 options, respectively. On February 24, 2005, Dr. Michael Friebe was elected a director and was issued 100,000 shares of restricted stock as a direct owner and on April 1, 2005 100,000 shares were issued as an indirect owner. In addition, on February 24, 2005, Dr. Friebe was granted 115,000 options. We have further been informed that executive officer Mr. Weiner did not file timely a Form 5 for the year ended February 29, 2004 and executive officer Mr. Lanzafame did not file timely a Form 3 upon qualifying as a filer.

ITEM 10. EXECUTIVE COMPENSATION

The following table summarizes the annual compensation paid to our named executive officers during each of the last three fiscal years:

Name and Principal Position	Year	Salary	Securities Underlying options/SARs
Michael L. Weiner, CEO	2/28/05	$198,269	1,000,000
Michael L. Weiner, CEO	2/29/04	$175,000	300,000
Michael L. Weiner, CEO	2/28/03	$175,000	250,000
Robert J. Wood, CFO	2/28/05	$134,654	400,000
Robert J. Wood, CFO	2/29/04	$129,000	125,000
Robert J. Wood, CFO	2/28/03	$109,461	50,000
Stuart G. MacDonald, Vice-President-Research	2/28/05	$149,711	425,000
Stuart G. MacDonald, Vice-President-Research	2/29/04	$153,846	200,000
Stuart G. MacDonald, Vice-President-Research	2/28/03	$116,057	100,000
Jeffrey L. Helfer, Vice-President-Engineering	2/28/05	$149,711	425,000
Jeffrey L. Helfer, Vice-President-Engineering	2/29/04	$153,846	200,000
Jeffrey L. Helfer, Vice-President-Engineering	2/28/03	$113,461	100,000
John F. Lanzafame, Vice-President-Business Development	2/28/05	$ 53,308	250,000

Columnar information required by Item 402(a)(2) of Regulation SB has been omitted for categories where there has been no compensation awarded to, earned by, or paid to, the named executive officers required to be reported in the table during fiscal years 2003 through 2005.

Stock Options

On June 22, 2001, the Board of Directors adopted the Biophan Technologies, Inc. 2001 Stock Option Plan. The Option Plan was last amended on July 13, 2004. The Option Plan provides for the grant of incentive and non-qualified stock options to selected employees, the grant of non-qualified options to selected consultants and to directors and advisory board members. The Option Plan is administered by the Compensation Committee of the Board of Directors and authorizes the grant of options for 13,000,000 shares. The Compensation Committee determines the individual employees and consultants who participate under the Plan, the terms and conditions of options, the option price, the vesting schedule of options and other terms and conditions of the options granted pursuant thereto. Non-employee directors participate pursuant to the formula set forth in the Option Plan. Each director receives an initial grant of options to purchase 20,000 shares, vesting on the first anniversary of the grant, and additional grants of options to purchase 20,000 shares on each succeeding anniversary of such director's election. As of February 28, 2005, we had granted options to purchase 11,019,852 shares of common stock under the option plan and 7,924,853 were outstanding.

The following table summarizes information concerning stock options granted to the named executive officers during the last completed fiscal year ended February 28, 2005:

Name	Number of securities underlying options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price ($/Sh)	Expiration date
Michael L. Weiner	1,000,000	24.10%	$.97	10/31/13
Robert J. Wood	400,000	9.64%	$.97	10/31/13
Stuart G. MacDonald	425,000	10.24%	$.97	10/31/13
Jeffrey L. Helfer	425,000	10.24%	$.97	10/31/13
John F. Lanzafame	250,000	6.02%	$.67 -$.74	7/19 – 9/3/14

No named executive officer exercised options in the fiscal year ended February 28, 2005. The following table presents the number and values of exercisable and unexercisable options as of February 28, 2005:

Name	Shares acquired on exercise	Value realized	Number of Securities underlying unexercised options/ SARs at FY-end (#) Exercisable/ Unexercisable	Value of unexercised in-the-money options/SARs at FY-end ($) Exercisable/ Unexercisable
Michael L. Weiner	None	--	650,000/1,150,000	$748,000/$205,500
Robert J. Wood	None	--	192,500/482,500	$225,625/$106,625
Stuart G. MacDonald	None	--	280,000/545,000	$333,000/$158,000
Jeffrey L. Helfer	None	--	280,000/545,000	$333,000/$158,000
John F. Lanzafame	None	--	62,500/187,500	$52,375/$157,125

Employment Agreements

Each of Michael L. Weiner, President and Chief Executive Officer; Robert J. Wood, Treasurer, Secretary and Chief Financial Officer; Stuart G. MacDonald, Vice President of Research and Development; Jeffrey L. Helfer, Vice President of Engineering; and John F. Lanzafame, Vice President of Business Development, has entered into employment agreements with Biophan.

Mr. Weiner's employment agreement has an initial term of three years with subsequent one-year renewal periods. His employment agreement may be terminated by us for cause or upon his death or disability. In the event of the disability of Mr. Weiner, termination of his employment agreement by us following a change in control or termination of his employment agreement by him for good reason, Mr. Weiner is entitled to receive (i) the unpaid amount of his base salary earned through the date of termination; (ii) any bonus compensation earned but not yet paid; and (iii) a severance payment equal to one (1) year of his then current salary. In addition, Mr. Weiner will be immediately vested in any options, warrants, retirement plan or agreements then in effect. "Good reason" means (i) a material change of Mr. Weiner's duties, (ii) a material breach by us under the employment agreement, or (iii) a termination of Mr. Weiner's employment in connection with a change in control.

As used in Mr. Weiner's employment agreement, "change in control" means:
(1) our merger or consolidation with another entity where the members of our Board do not, immediately after the merger or consolidation, constitute a majority of the Board of Directors of the entity issuing cash or securities in the merger or consolidation immediately prior to the merger or consolidation, or
(2) the sale or other disposition of all or substantially all of our assets.

In the event of termination for cause, all of Mr. Weiner's unexercised warrants and options, whether or not vested, will be canceled, and Mr. Weiner will not be eligible for severance payments. In the event of voluntary termination, Mr. Weiner's vested warrants and options remain exercisable for the life of the applicable agreement but he will not be eligible for severance payments.

The employment agreements for each of Messrs. Wood, MacDonald, Helfer and Lanzafame are terminable by either us or the employee upon 30 days' notice or by us for cause (as defined in their employment agreements) or upon the death or disability of the employee. However, each of them is entitled to receive severance equal to six months' base salary, payable in six equal consecutive monthly installments in the event that the employee is terminated by us within ninety (90) days following a change in control. In addition, under such circumstances each of them will be immediately vested in any options, warrants, retirement plan or agreements then in effect.

For purposes of the employment agreements for Messrs, Wood, MacDonald, Helfer and Lanzafame "change in control" means (1) on the date of the merger or consolidation of Biophan with another entity where the members of the Board of Directors, immediately prior to the merger or consolidation, would not, immediately after the merger or consolidation, constitute a majority of the Board of Directors of the entity issuing cash or securities in the merger or consolidation; (2) on the date Michael L. Weiner is terminated as CEO of the Company; or (3) on the date of the sale or other disposition of all or substantially all of the assets of Biophan.

In the event of termination for cause, all unexercised warrants and options held by the applicable employee, whether or not vested, will be canceled and the employee will not be eligible for severance payments. In the event of voluntary termination, all vested warrants and options remain exercisable for the life of the applicable agreement.

Compensation of the Board of Directors

Directors who are also our employees do not receive additional compensation for serving on the Board or its committees. Non-employee directors, for their services as directors, are paid an annual cash fee of $8,000. Dr. Jaensch receives an additional $1,500 per month for serving as Chairman of the Board. In addition, non-employee directors receive options under our Stock Option Plan. All directors are reimbursed for their reasonable expenses incurred in attending Board meetings. Steven Katz receives an additional $3,000 per year for serving as Chairman of the Audit Committee. Otherwise, no additional compensation is paid to any director for serving as a member of any committee of the Board. We maintain directors and officers liability insurance.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The table below lists the beneficial ownership of our common stock, as of May 25, 2005, by each person known by us to be the beneficial owner of more than 5% of our common stock, by each of our directors and officers and by all of our directors and officers as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1) (2)	Percent of Class(2)
+Guenter H. Jaensch (3) 964 Allamanda Drive Delray Beach, FL 33483	870,000	1.16%
+Michael L. Weiner (4) 693 Summit Drive Webster, NY 14580	6,916,362	9.06%
+Robert S. Bramson (5) 1100 East Hector Street Suite 410 Consohocken, PA 19428	100,000	*
+Ross B. Kenzie (6) Cyclorama Bldg. Suite 100 369 Franklin Street Buffalo, NY 14202	100,000	*
+Steven Katz (7) 20 Rebel Run Drive East Brunswick, NJ 08816	155,000	*
+Michael Friebe(8) Paul-Schuerholz-Str. 7 D-45657 Recklinhausen Germany	200,000	*
Robert J. Wood (9) 12 Peachtree Lane Pittsford, NY 14534	282,500	*
Stuart G. MacDonald (10) 4663 East Lake Road Pultneyville, NY 14538	370,000	*
Jeffrey H. Helfer (11) 1153 Hidden Valley Trail Webster, NY 14580	410,700	*
John F. Lanzafame (12) 1500 Malone Road Victor, NY 14564	62,500	*

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)(2)	Percent of Class(2)
Technology Innovations, LLC(13) 150 Lucius Gordon Drive Suite 215 West Henrietta, NY 14586	5,656,501	7.08%
Biomed Solutions, LLC(14) 150 Lucius Gordon Drive Suite 215 West Henrietta, NY 14586	5,355,857	7.48%
All Officers and Directors as a group (10 persons)	9,467,062	12.15%

* Denotes less than one percent.
+ Denotes Member of the Board of Directors.

1) Except as may be set forth below, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2) Applicable percentage of ownership is based on 74,471,997 shares outstanding as of May 25, 2005, together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Shares subject to options or warrants currently exercisable or exercisable within 60 days after February 28, 2005 are included in the number of shares beneficially owned and are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other stockholder.

3) Includes 420,000 shares issuable upon exercise of options granted to Dr. Jaensch.

4) Michael L. Weiner is a member and the manager of Technology Innovations, LLC, which is the majority owner of Biomed Solutions, LLC. Mr. Weiner is also the Manager of Biomed. Mr. Weiner's calculation includes 4,175,857 shares owned beneficially and of record by Biomed and 300,644 shares owned beneficially and of record by Technology Innovations. Includes 1,180,000 shares issuable upon exercise of warrants held by Biomed and 650,000 shares issuable upon exercise of options held by Mr. Weiner.

5) Includes 100,000 shares issuable upon exercise of options held by Mr. Bramson.

6) Includes 100,000 shares issuable upon exercise of options held by Mr. Kenzie. Does not include shares owned beneficially or of record by Biomed or by Technology Innovations. Mr. Kenzie is the Manager and an equity member of Biophan Ventures, LLC, which is the 43% equity member in Biomed; he is also the Manager of Patent Ventures LLC, which is the Class A Member of Technology Innovations. Mr. Kenzie and Mr. Weiner comprise the Board of Members of Biomed; Mr. Kenzie serves on the Board of Members of Technology Innovations.

7) Includes 155,000 shares issuable upon exercise of options held by Mr. Katz.

8) Includes 100,000 shares owned beneficially and of record by aMRIs Patent GmbH, of which Dr. Friebe is a 50% owner.

9) Includes 192,500 shares issuable upon exercise of options held by Mr. Wood.

10) Includes 280,000 shares issuable upon exercise of options held by Mr. MacDonald.

11) Includes 280,000 shares issuable upon exercise of options held by Mr. Helfer.

12) Includes 62,500 shares issuable upon exercise of options held by Mr. Lanzafame.

13) Includes 4,175,857 shares owned beneficially and of record by Biomed and 1,180,000 shares issuable upon exercise of warrants held by Biomed. Technology Innovations, LLC is the majority owner of Biomed Solutions, LLC.

14) Includes 1,180,000 shares issuable upon exercise of warrants held by Biomed.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	7,924,853	$.69	1,980,148
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	7,924,853	$.69	1,980,148

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

1) Michael L. Weiner, President and Chief Executive Officer of Biophan, is the Manager and a 42.7% equity member of Technology Innovations, LLC., a 57% equity member of Biomed Solutions, LLC (formerly Biophan, LLC). Mr. Weiner is also the Manager of Biomed. He and Ross Kenzie make up the Board of Members of Biomed. Biomed is the record owner of 4,175,857 shares of common stock of Biophan; Technology Innovations is the record owner of 300,644 shares of common stock of Biophan. As Manager of Technology Innovations and Biomed, Mr. Weiner has control over these entities. Mr. Weiner is also on the board of Nanoset, LLC, an entity owned in part by Biomed Solutions, and with which we have entered into a technology license agreement.

2) On December 1, 2000, Biomed received 10,759,101 shares of Biophan's common stock in exchange for its shares of LTR Antisense Technology, Inc. Most of those shares have been distributed to the members of Biomed and their members.

3) On December 1, 2000, Biomed transferred its MRI-compatible pacemaker patent pending and related technology to Biophan for a future payment of $500,000. This obligation bears interest at 8% per annum from February 28, 2002, and has been extended several times, to June 1, 2004. After June 1, 2004, principal and interest are payable in 12 equal monthly installments. Since November 30, 2002, this entire obligation has been convertible into common shares of Biophan at a conversion price equal to the lowest of (i) the closing bid price on June 4, 2002; (ii) the closing bid price on the date of exercise; or (iii) the lowest per share purchase price paid by any third party between June 4, 2002 and the exercise date. On February 10, 2004, Biomed transferred $300,000 of this obligation to SBI Brightline Consulting, LLC and converted the remaining balance of $200,000 into shares of our common stock common. On the same date, SBI converted the $300,000 obligation transferred to it into shares of our common stock.

4) On June 4, 2002, we executed a line of credit agreement with Biomed providing for borrowings up to $250,000. On August 19, 2002, the line was increased by $100,000 and the expiration date thereof for that portion of the line was set at August 19, 2003. The payment date of amounts borrowed under the original line was extended to December 1, 2002. On November 7, 2002, the maturity date of the line was extended until such time as the financing contemplated by the Spectrum stock purchase agreement commenced. It was later extended to June 1, 2004. On February 10, 2004, all outstanding balances under the line of credit were converted to common stock in accordance with the terms of the credit agreement.

5) Biomed holds warrants to purchase a total of 1,180,000 shares of our common stock. On March 1, 2001, it received warrants to purchase 200,000 shares at an exercise price of $1.00 in consideration of management effort and expense incurred on our behalf. On June 4, 2002, it received warrants to purchase 100,000 shares at an exercise price of $1.00 in consideration of the extension of the due date for the Transfer Agreement payment, and warrants to purchase 75,000 shares at an exercise price of $1.00 in consideration of the grant of the line of credit. (Wilson Greatbatch also received 150,000 warrants in consideration of the extension of the due date of the Transfer Agreement payment). On August 19, 2002, Biomed received warrants to purchase 30,000 shares in consideration of the increase in the line of credit commitment, and warrants to purchase 275,000 shares for additional extensions of the payment terms of the Transfer Agreement payment. On that date, the exercise price for all 680,000 warrants then held by Biomed was set at the lowest of (i) the closing bid price on June 4, 2002; (ii) the closing bid price on the date of exercise; or (iii) the lowest per share purchase price paid by any third party between June 4, 2002 and the exercise date. On November 7, 2002, Biomed was granted warrants to purchase an additional 500,000 shares at an exercise price of $.50 per share in consideration of another extension of the Transfer Agreement payment. Each extension of the Transfer Agreement payment enabled us to retain the MRI-compatible technology that we acquired under the Transfer Agreement. In connection with each issuance of warrants to Biomed, our board of directors determined, without the vote of Mr. Weiner or Mr. Kenzie, that the consideration received by us was fair and adequate consideration for the warrants issued.

6) The Company has affiliations with three entities, Biomed Solutions, LLC ("Biomed"), Technology Innovations, LLC ("TI") and Myotech, LLC ("Myotech"), that are related by virtue of common management personnel and stock ownership. During the current year ended February 28, 2005, the Company charged Biomed and Myotech for services of certain Company personnel and charged Biomed, TI and Myotech for expenses allocable to and paid on their behalf. The total of these charges was $404,754. During the year ended February 29, 2004 the Company paid expenses on behalf of Biomed and TI aggregating $120,081. At February 28, 2005, the combined balances due from these related parties was $220,959. The amounts do not bear interest and the Company received payment within forty-five days.

7) During the year ended February 28, 2005, the Company was billed $9,000 for legal services provided by Bramson & Pressman of which Robert S. Bramson, a director of the Company, is a partner.

8) All transactions discussed above are considered by the Board of Directors to have been consummated on terms approximately equivalent to those that might have prevailed in arms-length transactions with unaffiliated parties under similar circumstances.

ITEM 13. EXHIBITS

Exhibit No.	Exhibit Description	Location
2.1	Articles of Merger	Incorporated by reference to Exhibit 3.2 to Biophan's Form 10-KSB for the year ended February 29, 2000 (the "2000 10-KSB")
2.2	Articles of Dissolution	Incorporated by reference to Exhibit 3.3 to the 2000 10-KSB
2.3	Exchange Agreement, dated as of December 1, 2000, by and among Biophan, Biomed Solutions, LLC (formerly Biophan, LLC), and LTR Antisense Technology, Inc.	Incorporated by reference to Exhibit 2.3 to Biophan's Registration Statement on Form SB-2 (File No. 333-102526) (the "Prior Registration")

2.4	Agreement dated as of February 24, 2005 among Biophan, aMRIs GmbH, Dr. Michael Friebe, Tomovation GmbH, Prof. Dr. Andreas Melzer, Dipl-Ing. Gregor Schaefers, and Dipl. Betriebsw. Andreas Pieper	Filed herewith
3.1	Articles of Incorporation (Nevada)	Incorporated by reference to Exhibit 3.1 to the 2000 10-KSB
3.2	Bylaws (Nevada)	Incorporated by reference to Exhibit 3.2 to Biophan's Form 10-SB filed on May 13, 1999.
3.3	Amendment to the Articles of Incorporation	Incorporated by reference to Exhibit 3.1(i) to Biophan's Form 8-K, filed December 15, 2000.
3.4	Amendment to Exchange Agreement	Incorporated by reference to Exhibit 2 to Biophan's Form 10-KSB for the year ended February 28, 2001 and filed as an exhibit to Form SB-2a on May 1, 2003.
3.5	Certificate of Amendment to Articles of Incorporation	Incorporated by reference to Exhibit 3.1(i) to Biophan's Form 8-K on August 27, 2001.
4.1	Stock Purchase Warrant issued to Biomed Solutions, LLC (formerly Biophan, LLC) dated June 4, 2002	Incorporated by reference to Exhibit 4.1 to Biophan's Form 10-QSB for the period ended May 31, 2002.
4.2	Stock Purchase Warrant issued to Bonanza Capital Masterfund Ltd.	Incorporated by reference to Exhibit 4.2 to Biophan's Form 10-QSB for the period ended May 31, 2002.
4.3	Restated Stock Purchase Warrant issued to Biomed Solutions, LLC, dated January 8, 2003	Incorporated by reference to Exhibit 4.3 to Biophan's Form 10-QSB for the period ended November 30, 2002.
4.4	Stock Purchase Warrant issued to Biomed Solutions, LLC dated November 11, 2002	Incorporated by reference to Exhibit 4.4 to Biophan's Form 10-QSB for the period ended November 30, 2002.
4.5	Form of Stock Purchase Warrant issued to principals of Carolina Financial Services, for a total of 121,572 shares	Incorporated by reference to Exhibit 4.5 to Biophan's Form 10-QSB for the period ended November 30, 2002.
4.6	Form of Stock Purchase Warrant to be issued to Carolina Financial services in connection with the Stock Purchase Agreement with Spectrum Advisors, Ltd	Incorporated by reference to Exhibit 4.6 to Biophan's Form 10-QSB for the period ended November 30, 2002.
4.7	Form of Stock Purchase Warrant issued to investors in private placement of securities, for a total of 2,770,550 shares	Incorporated by reference to Exhibit 4.7 to Biophan's Form 10-QSB for the period ended November 30, 2002.
4.8	Stock Purchase Warrant issued to SBI USA, LLC	Incorporated by reference to Exhibit 4.8 to Biophan's Form 10-QSB for the period ended November 30, 2002.
4.9	Registration Rights Agreement dated February 10, 2004 by and among Biophan Technologies, Inc., Biomed Solutions, LLC and SBI Brightline Consulting, LLC	Filed as an Exhibit to Registration Statement filed on February 10, 2004.
4.10	Note and Pledge Agreement dated November 24, 2005 between Biophan, Tomovation GmbH and Prof. Dr. Andreas Melzer	Filed herewith
4.11	Convertible Promissory Note of Biophan payable to the order of Biomed Solutions, LLC dated June 4, 2002	Incorporated by reference to Exhibit 10.2 to Biophan's Form 10-QSB for the period ended May 31, 2002

4.12	Stock Purchase Agreement between Biophan and Bonanza Capital Masterfund LTD	Incorporated by reference to Exhibit 10.4 to Biophan's Form 10-QSB for the period ended May 31, 2002.
4.13	Registration Rights Agreement between Biophan and Bonanza Capital Masterfund LTD	Incorporated by reference to Exhibit 10.6 to Biophan's Form 10-QSB for the period ended May 31, 2002.
4.14	Stock Purchase Agreement between Biophan and Spectrum Advisors, Ltd.	Incorporated by reference to Exhibit 10.16 to Biophan's Form 10-QSB for the period ended November 30, 2002.
4.15	Registration Rights Agreement between Biophan and Spectrum Advisors, Ltd.	Incorporated by reference to Exhibit 10.18 to Biophan's Form 10-QSB for the period ended November 30, 2002.
4.16	First Amendment to Restated Stock Purchase Agreement between Biophan and Spectrum Advisors, Ltd.	Incorporated by reference to Exhibit 10.27 to Biophan's Form SB-2a on March 14, 2003.
4.17	Stock Purchase Agreement dated October 1, 2003 between Biophan and SBI Brightline Consulting, LLC.	Filed as Exhibit 10.50 to Biophan's Form SB-2 filed on October 9, 2003.
4.18	Stock Purchase Agreement dated February 5, 2004 between Biophan and SBI Brightline Consulting, LLC.	Filed as Exhibit 10.52 to Registration Statement filed on February 10, 2004.
4.19	2001 Stock Option Plan	Filed as Exhibit 10.53 to Registration Statement filed on February 10, 2004.
4.20	Termination of Stock Purchase Agreement between Biophan and SBI Brightline Consulting, LLC	Filed herewith
4.21	Stock Purchase Agreement dated May 27, 2005 between Biophan and SBI Brightline XI, LLC	Filed herewith
4.22	Convertible Promissory Note of Biophan payable to the order of Biomed Solutions, LLC dated May 27, 2005	Filed herewith
4.23	Stock Purchase Warrant issued to Biomed Solutions, LLC dated May 27, 2005	Filed herewith
10.1	Assignment, dated as of December 1, 2000, by and between Biophan and Biomed Solutions, LLC (formerly Biophan, LLC), a New York limited liability company	Incorporated by reference to Exhibit 10.1 to Biophan's Form 8-K, filed December 15, 2000.
10.2	Security Agreement, dated as of December 1, 2000, by and between Biophan and Biomed Solutions, LLC (formerly Biophan, LLC), a New York limited liability company	Incorporated by reference to Exhibit 10.2 to Biophan's Form 8-K, filed December 15, 2000.
10.3	Transfer Agreement	Incorporated by reference to Exhibit 99.1 to Biophan's Form 10-KSB for the year ended February 28, 2001.
10.4	Amendment to Transfer Agreement	Incorporated by reference to Exhibit 99.2 to Biophan's Form 10-KSB for the year ended February 28, 2001.
10.5	Line of Credit Agreement between Biophan and Biomed Solutions, LLC dated June 4, 2002	Incorporated by reference to Exhibit 10.1 to Biophan's Form 10-QSB for the period ended May 31, 2002.
10.6	Escrow Agreement between Biophan, Bonanza Capital Masterfund LTD and Boylan, Brown, Code, Vigdor & Wilson LLP	Incorporated by reference to Exhibit 10.5 to Biophan's Form 10-QSB for the period ended May 31, 2002.
10.7	Executive Employment Agreement between Biophan and Michael L. Weiner dated December 1, 2000	Incorporated by reference to Exhibit 10.7 to Biophan's Form 10-QSB for the period ended May 31, 2002.

10.8	Executive Employment Agreement between Biophan and Jeffrey L. Helfer dated June 6, 2002	Incorporated by reference to Exhibit 10.8 to Biophan's Form 10-QSB for the period ended May 31, 2002.
10.9	Executive Employment Agreement between Biophan and Stuart G. MacDonald dated June 6, 2002	Incorporated by reference to Exhibit 10.9 to Biophan's Form 10-QSB for the period ended May 31, 2002.
10.10	Executive Employment Agreement between Biophan and Robert J. Wood dated June 6, 2002	Incorporated by reference to Exhibit 10.10 to Biophan's Form 10-QSB for the period ended May 31, 2002.
10.11	Financial Accommodations Agreement between Biophan and Bellador (Labuan) Ltd dated July 1, 2002	Incorporated by reference to Exhibit 10.11 to Biophan's Form 10-QSB for the period ended May 31, 2002.
10.12	Escrow Agreement between Biophan, Spectrum Advisors, Ltd. and Boylan, Brown, Code, Vigdor & Wilson LLP.	Incorporated by reference to Exhibit 10.17 to Biophan's Form 10-QSB for the period ended November 30, 2002.
10.13	Lease Agreement between Biophan and High Technology of Rochester, Inc.	Incorporated by reference to Exhibit 10.19 to Biophan's Form SB-2a on March 14, 2003.
10.14	Strategic Partnership Agreement between Biophan and UB Business Alliance dated December 10, 2001	Incorporated by reference to Exhibit 10.20 to Biophan's Form SB-2a on March 14, 2003.
10.15	License Agreement between Biophan, Xingwu Wang and Nanoset, LLC dated January 15, 2004	Filed as Exhibit 10.50 to Biophan's Form SB-2 filed on October 9, 2003.
10.16	Patent License Agreement between Biophan and Deborah D. L. Chung dated April 5, 2002	Incorporated by reference to Exhibit 10.22 to Biophan's Form SB-2a on March 14, 2003.
10.17	License Agreement between Biophan and Johns Hopkins University	Incorporated by reference to Exhibit 10.23 to Biophan's Form SB-2a on March 14, 2003.
10.18	Advisory Agreement between Biophan and SBI USA, LLC dated December 18, 2002	Incorporated by reference to Exhibit 10.24 to Biophan's Form SB-2a on March 14, 2003.
10.19	Development Agreement between Biophan and Alfred University dated February 21, 2002	Incorporated by reference to Exhibit 10.25 to Biophan's Form SB-2a on March 14, 2003.
10.20	Development Agreement between Biophan and Alfred University dated January 24, 2003	Incorporated by reference to Exhibit 10.26 to Biophan's Form SB-2a on March 14, 2003.
10.21	Development Agreement between Biophan and Greatbatch Enterprises, Inc., dated February 28, 2001	Incorporated by reference to Exhibit 10.28 to Biophan's Form SB-2a on May 1, 2003.
10.22	Assignment of Patent No: 60,269,817, by and between Biophan and Michael L. Weiner, Wilson Greatbatch, Patrick R. Connelly, and Stuart G. MacDonald	Incorporated by reference to Exhibit 10.29 to Biophan's Form SB-2a on May 1, 2003.
10.23	Assignment of Patent No: 10,077,988, by and between Biophan and Patrick R. Connelly, Michael L. Weiner, Stuart G. MacDonald, Thomas H. Foster, Wilson Greatbatch, and Victor Miller	Incorporated by reference to Exhibit 10.30 to Biophan's Form SB-2a on May 1, 2003.
10.24	Assignment of Patent No: 10,077,836, by and between Biophan and Michael L. Weiner, Stuart G. MacDonald, and Patrick R. Connelly	Incorporated by reference to Exhibit 10.31 to Biophan's Form SB-2a on May 1, 2003.
10.25	Assignment of Patent No: 10,077,823, by and between Biophan and Patrick R. Connelly, Michael L. Weiner, Jeffrey L. Helfer , Stuart G. MacDonald, and Victor Miller	Incorporated by reference to Exhibit 10.32 to Biophan's Form SB-2a on May 1, 2003.

10.26	Assignment of Patent No: 10,077,978, by and between Biophan and Michael L. Weiner, Jeffrey L. Helfer, Stuart G. MacDonald, Patrick R. Connelly, and Victor Miller	Incorporated by reference to Exhibit 10.33 to Biophan's Form SB-2a on May 1, 2003.
10.27	Assignment of Patent No: 10,078,062, by and between Biophan and Michael L. Weiner, Patrick R. Connelly, Stuart G. MacDonald, Jeffrey L. Helfer, Victor Miller	Incorporated by reference to Exhibit 10.34 to Biophan's Form SB-2a on May 1, 2003.
10.28	Assignment of Patent No: 10,077,932, by and between Biophan and Michael L. Weiner, Jeffrey L. Helfer, Patrick R. Connelly, Stuart G. MacDonald, and Victor Miller	Incorporated by reference to Exhibit 10.35 to Biophan's Form SB-2a on May 1, 2003.
10.29	Assignment of Patent No: 10,077,887, by and between Biophan and Michael L. Weiner, Jeffrey L. Helfer, Patrick R. Connelly, Stuart G. MacDonald, and Victor Miller	Incorporated by reference to Exhibit 10.36 to Biophan's Form SB-2a on May 1, 2003.
10.30	Assignment of Patent No: 10,077,883, by and between Biophan and Michael L. Weiner, Jeffrey L. Helfer, Patrick R. Connelly, Stuart G. MacDonald, and Victor Miller	Incorporated by reference to Exhibit 10.37 to Biophan's Form SB-2a on May 1, 2003.
10.31	Assignment of Patent No: 10,077,958, by and between Biophan and Michael L. Weiner, Jeffrey L. Helfer, Patrick R. Connelly, Stuart G. MacDonald, and Victor Miller	Incorporated by reference to Exhibit 10.38 to Biophan's Form SB-2a on May 1, 2003.
10.32	Assignment of Patent No: 10,077,888, by and between Biophan and Patrick R. Connelly, Stuart G. MacDonald, and Michael L. Weiner	Incorporated by reference to Exhibit 10.39 to Biophan's Form SB-2a on May 1, 2003.
10.33	Assignment of Patent No: 60,357,935, by and between Biophan and Jeffrey L. Helfer, Robert W. Gray, and Michael L. Weiner	Incorporated by reference to Exhibit 10.40 to Biophan's Form SB-2a on May 1, 2003.
10.34	Assignment of Patent No: 10,132,457, by and between Biophan and Stuart G. MacDonald, Jeffrey L. Helfer, and Michael L. Weiner	Incorporated by reference to Exhibit 10.41 to Biophan's Form SB-2a on May 1, 2003.
10.35	Assignment of Patent No: 09,864,944, by and between Biophan and Wilson Greatbatch, Patrick R. Connelly and Michael L. Weiner	Incorporated by reference to Exhibit 10.42 to Biophan's Form SB-2a on May 1, 2003.
10.36	Assignment of Patent No: 09,865,049, by and between Biophan and Victor Miller, Wilson Greatbatch, Patrick R. Connelly and Michael L. Weiner	Incorporated by reference to Exhibit 10.43 to Biophan's to Form SB-2a on May 1, 2003.
10.37	Assignment of Patent No: 09,885,867, by and between Biophan and Wilson Greatbatch, Patrick R. Connelly and Michael L. Weiner	Incorporated by reference to Exhibit 10.44 to Biophan's Form SB-2a on May 1, 2003.
10.38	Assignment of Patent No: 09,885,868, by and between Biophan and Victor Miller, Wilson Greatbatch, Patrick R. Connelly and Michael L. Weiner	Incorporated by reference to Exhibit 10.45 to Biophan's Form SB-2a on May 1, 2003.
10.39	Assignment of Patent No: 10,283,530, by and between Biophan and Wilson Greatbatch and Michael L. Weiner	Incorporated by reference to Exhibit 10.46 to Biophan's Form SB-2a on May 1, 2003.
10.40	Assignment of Patent No: 10,369,429, by and between Biophan and Jeffrey L. Helfer, Robert W. Gray, and Michael L. Weiner	Incorporated by reference to Exhibit 10.47 to Biophan's Form SB-2a on May 1, 2003.
10.41	Assignment of Patent No: 10,162,318, by and between Biophan and Biomed Solutions, LLC	Incorporated by reference to Exhibit 10.48 to Biophan's Form SB-2a on May 1, 2003.

10.42	Strategic Partnership Agreement between Biophan and UB Business Alliance dated May 27, 2003.	Incorporated by reference to Exhibit 10.49 to Biophan's Form SB-2a on July 11, 2003.
10.43	Development Agreement between Biophan and Alfred University dated July 17, 2003	Filed as Exhibit 10.51 to Biophan's Form SB-2 filed on October 9, 2003.
10.44	Letter Agreement dated August 19, 2002 between Biomed Solutions, LLC and Biophan	Filed as Exhibit 10.54 to Amendment No. 2 to Registration Statement filed on April 9, 2004.
10.45	Payment Agreement dated June 3, 2004 between Biophan and TE Bio LLC	Incorporated by reference to Exhibit 99.1 to Form 8-K dated June 3, 2004.
10.46	AMP-Biophan License Agreement dated February 24, 2005 between Biophan and aMRIs Patent GmbH (Biophan has requested confidential treatment of certain confidential portions of this Agreement and has filed this Agreement separately with the SEC)	Filed herewith
10.47	Employment Agreement dated February 24, 2005 among aMRIs GmbH, Dr. Michael Friebe and Biophan	Filed herewith
10.48	Capital Pledge Agreement dated February 24, 2005 among Biophan, TomoVation GmbH, and Prof. Dr. Andreas Melzer	Filed herewith
10.49	Executive Employment Agreement between Biophan and John F. Lanzafame effective as of September 9, 2004	Filed herewith
10.50	Line of Credit Agreement dated May 27, 2005 between Biophan and Biomed Solutions, LLC	Filed herewith
14.1	Code of Ethics for Senior Financial Officers	Filed herewith
21	Subsidiaries	Filed herewith
23.1	Consent of Goldstein Golub Kessler LLP	Filed herewith
23.3	Consent of Frank G. Shellock	Incorporated by reference to Exhibit 23.2 to Biophan's Form SB-2a on May 22, 2003.
23.4	Consent of Robert Rubin M.D.	Incorporated by reference to Exhibit 23.3 to Biophan's Form SB-2a on May 1, 2003.
31.1	Certification of C.E.O. pursuant to Rule 13a-14(a)	Filed herewith
31.2	Certification of C.F.O. pursuant to Rule 13a-14(a)	Filed herewith
32.1	Certification of C.E.O. pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350	Filed herewith
32.2	Certification of C.F.O. pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350	Filed herewith

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant is Goldstein Golub Kessler LLP (the Firm) which has a continuing relationship with American Express Tax and Business Services Inc. (TBS) from which it leases auditing staff who are full time, permanent employees of TBS and through which its partners provide non-audit services. As a result of this arrangement, the Firm has no full time employees and therefore, none of the audit services performed for us were provided by permanent full-time employees of the Firm. The Firm manages and supervises the audit and audit staff, and is exclusively responsible for the opinion rendered in connection with its examination.

1) Audit Fees

The aggregate fees billed by Goldstein Golub Kessler LLP for professional services rendered for the audits of the Company's annual financial statements for the last two fiscal years and for the reviews of the financial statements included in the Company's quarterly reports on Form 10-QSB and for services in connection with SEC registration statements during the last two fiscal years ended February 28, 2005 and February 29, 2004 was $50,584 and $69,386, respectively.

2) Audit-Related Fees

The Company did not engage its principal accountants to provide assurance and related services during the last two fiscal years.

3) Tax Fees

The Company did not engage its principal accountants to provide tax compliance, tax advice and tax planning services during the last two fiscal years.

4) All Other Fees

The Company did not engage its principal accountants to render services to the Company during the last two fiscal years, other than as reported above.

5) Pre-approval Policies and Procedures

In accordance with its charter, the Audit Committee is required to approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services proscribed by law or regulation.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPHAN TECHNOLOGIES, INC.

By: \s\ Michael L. Weiner

Name: Michael L. Weiner
Title: President, CEO and Director

Dated: May 27, 2005

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
\s\ Michael L. Weiner Michael L. Weiner	President, CEO and Director (Principal Executive Officer)	May 27, 2005
\s\ Robert J. Wood Robert J. Wood	Vice President, Secretary, Treasurer and CFO (Principal Financial Officer and Principal Accounting Officer)	May 27, 2005
\s\ Guenter H. Jaensch Guenter H. Jaensch	Chairman	May 27, 2005
\s\ Ross B. Kenzie Ross B. Kenzie	Director	May 27, 2005
\s\ Steven Katz Steven Katz	Director	May 27, 2005
\s\ Robert S. Bramson Robert S. Bramson	Director	May 27, 2005
\s\ Michael Friebe Michael Friebe	Director	May 27, 2005

EXHIBIT 31.1

**CERTIFICATION PURSUANT TO
RULE 13A-14(A)**

I, Michael L. Weiner, Chief Executive Officer of Biophan Technologies, Inc. (the "registrant"), certify that:

1) I have reviewed this annual report on Form 10-KSB of Biophan Technologies, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 27, 2005

/s/Michael L. Weiner

Michael L. Weiner
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13A-14(A)

I, Robert J. Wood, Chief Financial Officer of Biophan Technologies, Inc. (the "registrant"), certify that:

1. I have reviewed this annual report on Form 10-KSB of Biophan Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 27, 2005

/s/Robert J. Wood

Robert J. Wood
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Biophan Technologies, Inc. (the "Company") on Form 10-KSB for the period ended February 28, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael L. Weiner, Chief Executive Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or
15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Michael L. Weiner

Michael L. Weiner
Chief Executive Officer
May 27, 2005

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Biophan Technologies, Inc. (the "Company") on Form 10-KSB for the period ended February 28, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Wood, Chief Financial Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/Robert J. Wood

Robert J. Wood
Chief Financial Officer
May 27, 2005

Corporate and Shareholder/Investor Information

Officers

Michael L. Weiner
President and Chief Executive Officer

Robert J. Wood
Vice President, Treasurer, Secretary and Chief Financial Officer

Stuart G. MacDonald
Vice President, Research and Development

Jeffrey L. Helfer
Vice President, Engineering

John F. Lanzafame
Vice President, Business Development, and President, Nanolution, LLC

Directors

Guenter H. Jaensch
Chairman of the Board

Michael L. Weiner
Robert S. Bramson
Steven Katz
Ross B. Kenzie
Michael H. Friebe

Corporate Headquarters

150 Lucius Gordon Drive
Suite 215
West Henrietta, NY 14586
Phone: +1-585-214-2441
Fax: +1-585-427-2433

Website

www.biophan.com

Legal Counsel

Nixon Peabody LLP
Clinton Square
PO Box 31051
Rochester, NY 14603-1051

Independent Accountants

Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, NY 10036-2602

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

Stock Information

Biophan's common stock is traded on the OTC Bulletin Board under the symbol BIPH.

A copy of this annual report and the Form 10-KSB included with this annual report, including all exhibits thereto, filed with the Securities and Exchange Commission, may be obtained from our website at www.biophan.com, or, if you would like to receive a printed copy without charge, please write to us at Biophan Technologies, Inc., 150 Lucius Gordon Drive, Suite 215, West Henrietta, NY 14586.

2005



Growth

BIOPHAN

OTC: BIPH www.biophan.com

Biophan Technologies, Inc.
150 Lucius Gordon Drive
West Henrietta, NY 14586
Tel +1.585.214.2441
Fax +1.585.427.2433

Biophan Europe GmbH
Behringhauser Str. 31
D-44575 Castrop-Rauxel, Germany
Fon +49-2305-97322-0
Fax +49-2305-97322-99